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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the information contained in the annual audited consolidated financial statements and the notes thereto. This MD&A is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). Throughout this MD&A, references are made to certain measures that do not have any standardized meaning prescribed by IFRS. These measures are discussed in "Supplemental Measures." This MD&A is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee. The Audit Committee reviews the disclosure and recommends its approval by the Board of Directors. This MD&A was prepared as of March 12, 2012.

        Unless otherwise indicated or required by the context, as used in this MD&A, the terms "NOVA Chemicals," the "Corporation," "we," "our" and "us" refer to NOVA Chemicals Corporation and all of its consolidated subsidiaries. All amounts are presented in U.S. dollars unless otherwise noted.

        For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The annual audited consolidated financial statements for the year ended December 31, 2011 are our first annual consolidated financial statements that have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and IFRS 1, First Time Adoption of International Financial Reporting Standards.

        We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared as of January 1, 2010, our date of transition to IFRS. Note 26 in the annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as of January 1, 2010 and December 31, 2010 and our previously published Canadian GAAP consolidated statements income and comprehensive income for the year ended December 31, 2010.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

        This MD&A contains forward-looking information. The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "should," "would," and "could" often identify forward-looking information. Forward-looking information appears in a number of places and includes statements with respect to, among other things:

  •
  our cost competitive feedstock position, our other competitive advantages and our ability to compete successfully;

  •
  new and conventional feedstock sources, including availability of feedstock generally and the timing of receipt of new feedstock;

  •
  our plans to utilize our Joffre ethylene and polyethylene capacity;

  •
  the conversion of our Corunna cracker to utilize up to 100% NGLs;

  •
  our NOVA 2020 growth plans, including expected costs and timing;

  •
  our business strategy, the trends we anticipate and general economic conditions;

  •
  ongoing litigation; and

  •
  our liquidity.

        The forward-looking information is based on our current expectations and is subject to a number of risks, uncertainties and assumptions. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information. We caution readers not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

        With respect to forward-looking information contained in this MD&A, we have made material assumptions regarding, among other things: future oil, natural gas and natural gas liquids prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to meet time and budget targets for significant capital expenditures. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

        Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include:

  •
  commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products);

  •
  feedstock availability and prices;

  •
  starting up and operating facilities and avoiding unplanned facility shutdowns;

  •
  meeting time and budget targets for significant capital investments;

  •
  safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products;

  •
  changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; and

  •
  economic uncertainties;

        The information contained in this MD&A, including the information provided under the heading "Risk Factors," in Annex A identifies these and additional risks that could affect our operating results and performance.

        The forward-looking information in this MD&A is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this MD&A, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

NOVA Chemicals Corporation

        We are a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods. We operate two business units: Olefins/Polyolefins and Performance Styrenics.

Business Units

  •
  Olefins/Polyolefins manufactures and sells ethylene and polyethylene ("PE"), as well as chemical and energy products, which are commonly known as co-products.

  •
  Performance Styrenics manufactures and sells expandable polystyrene ("EPS") and ARCEL® resin.

IPIC Transaction

        On February 23, 2009, we entered into an arrangement agreement with International Petroleum Investment Company ("IPIC"), which is wholly owned by the government of the Emirate of Abu Dhabi, providing for the acquisition by IPIC of all of our outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals and, through a wholly owned subsidiary, acquired all of our issued and outstanding common shares.

Sale of Interest in INEOS NOVA Joint Venture

        We held a 50% interest in a joint venture with INEOS Group Limited ("INEOS"), called INEOS NOVA that manufactured and sold styrene, solid polystyrene and EPS. On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The sale closed on February 28, 2011. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010. See Note 5 in the annual audited consolidated financial statements for further disclosure of the discontinued operations.

Key Drivers of Financial Performance

        Our earnings and cash flow are influenced primarily by the margins earned on the products we manufacture. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

Supply/Demand Balance — The Key Driver of Profitability

        The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins generally increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins generally decrease since there is ample supply to meet customer demand.

Plastics and Chemical Industry Earnings are Cyclical

        By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which tends to be relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large, complex new plants, which generally require significant capital and lead-time of four to six years to complete.

        As industry operating rates increase, prices and producers' margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

Price, Volume and Cost Influence Profitability

  Price is driven by feedstock costs and the supply/demand balance

        Pricing for our polymer and chemical products is based on the amount our customers are willing to pay for these products compared to similar available or competing products. Prices can rapidly change as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of our products, margins drive profitability.

  Volume is driven by economic growth

        Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. In general, demand increases when the economy is expanding, but may decline or experience slower growth when the economy contracts. Sales volumes also may be influenced by short-term changes in customer buying patterns which primarily are driven by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

  Costs — feedstock cost advantage is critical to sustained profitability

        Feedstock costs are the single largest component of our costs and account for 70-80% of the total cost of our products. Our primary feedstocks include ethane, other natural gas liquids ("NGLs"), crude oil, naphtha and condensates. Feedstock costs heavily influence the price of our products. Because feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage can lead to enhanced profitability relative to industry peers and is the key to our profitability throughout the cycle.

        The remaining 20-30% of the total cost of our products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; sales and marketing costs, general and administrative costs; and research and development costs ("R&D"). Sales and marketing and general and administrative costs represent all direct and most indirect expenses incurred in directing and managing the company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

        The following table illustrates how changes in various feedstock costs could affect our after-tax profit assuming all other factors are held constant. The sensitivity is based on 2011 actual consumption volumes (excluding hedged items and respective hedging instruments, if any) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit
Crude oil	+10%	$77
Natural gas	+10%	$15
Propane	+10%	$20
Butane	+10%	$40

(1)
A 10% decrease in feedstock costs would have the opposite effect.

  Currency Sensitivity

        Our investing, financing and operating activities are exposed to currency risks. Foreign currency risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expenses are denominated in a different currency from our functional currency).

        The following table demonstrates the sensitivity to a 10% strengthening of the Canadian dollar against the U.S. dollar, with all other variables held constant, of our after-tax profit and other comprehensive income. The impact of translating the net assets of foreign operations into our reporting currency is excluded from the sensitivity analysis. Any change in the Euro would not be material.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit	Decrease in other comprehensive income
2011	+10%	$64	$28
2010	+10%	$62	$19

(1)
A 10% weakening of the Canadian dollar against the U.S. dollar would have the opposite effect.

Research and Development

        The following table summarizes, for the years ended December 31, 2011, and 2010, the amount we spent on research and development activities and technical support from continuing operations, including activities to improve our existing products.

Year ended December 31 (millions of U.S. dollars)	2011	2010
Research and Development	$33	$31
Technical Support	$8	$6

NOVA Chemicals' Highlights

(millions of U.S. dollars)	2011	2010
Total assets	$6,208	$5,575
Total long-term liabilities	$2,569	$3,059
Revenue	$5,241	$4,576
Operating profit (loss) from continuing operations(1)
Olefins/Polyolefins
Joffre Olefins	$902	$383
Corunna Olefins	227	137
Polyethylene	33	298
Eliminations	(37)	(32)

Total Olefins/Polyolefins	1,125	786
Performance Styrenics	7	3
Corporate	(125)	(192)

Operating profit from continuing operations(1)	$1,007	$597

Profit from continuing operations	$608	$237

(1)
See "Supplemental Measures."

Changes in Our Profit

Year ended December 31 (millions of U.S. dollars)	2011 vs. 2010
Higher operating margin from continuing operations(1)	$376
Higher research and development	(4)
Higher sales and marketing	(2)
Lower general and administrative	40
Lower finance costs, net	20
Lower other losses, net	32
Higher income tax expense	(91)

Higher profit from continuing operations	371
Lower profit from discontinued operations, net of tax	(19)

Increase in profit	$352

(1)
Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Discussion of Consolidated Financial Results of Continuing Operations

2011 Versus 2010

        Profit from continuing operations in 2011 was $608 million compared to $237 million in 2010. The improvement was primarily the result of improved margins for our products.

        Revenue in 2011 was $5,241 million, an increase from $4,576 million in 2010 primarily due to higher sales prices in all segments together with higher PE sales volumes.

        Feedstock and operating costs in 2011 were $4,026 million compared to $3,737 million in 2010. The increase in feedstock and operating costs was due to higher average prices for feedstocks.

        General and administrative expenses in 2011 decreased as compared to 2010 primarily due to an impairment charge of $8 million in 2010 relating to a note receivable (see Impairment Charges), year-end pension adjustments, the classification of profit sharing expense as a general and administrative cost, prior to the plan being terminated in January 2011 (see Corporate Operating Costs), and reductions in consulting expenses and miscellaneous other general and administrative costs.

        Finance costs, net, decreased in 2011 as compared to 2010 due the termination and repayment of the $75 million total return swap in March 2010, the maturity and repayment of the Cdn$250 million 7.85% notes in August 2010, and a decrease in finance costs on our revolving credit facilities.

        Other losses, net, decreased in 2011 as compared to 2010 primarily due to losses recognized related to a jury verdict which resulted in awarded damages, offset by an arbitration award in 2010 which resulted from an insurance claim involving our Corunna facility that dated back to 2005 (see "Other Losses, Net").

        Income tax expense was higher in 2011 as compared to 2010 due to the increase in profit before income taxes from continuing operations.

  Olefins/Polyolefins Business Unit

        Our Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its cost competitive feedstock (ethane prices in Alberta are primarily based on natural gas prices, compared to the U.S. Gulf Coast ("USGC") where ethane tends to trade in a more correlated relationship with the crude oil price), world-scale and energy-efficient manufacturing facilities in Alberta and proprietary technology such as Advanced SCLAIRTECH™ and gas-phase PE process technology, as well as PE catalyst technology.

        Our Olefins/Polyolefins business unit contains three operating segments:

  (1)
  Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

  (2)
  Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

  (3)
  Polyethylene, which produces and sells PE, and includes both the Alberta and Ontario based PE assets.

  Olefins/Polyolefins Business Unit Snapshot

Reporting Segment	Primary Products	Capacity	Manufacturing Sites	Primary Feedstock

Joffre Olefins	Ethylene Co-Products(1)	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane

Corunna Olefins	Ethylene Co-Products(1)	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Ethane, Propane, Butane, Crude oil, Naphtha and Condensates(2)

Polyethylene	Linear low-density PE Low-density PE High-density PE	3.7 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

(1)
The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

(2)
We are currently undertaking a project to convert the Corunna, Ontario, cracker to utilize up to 100% NGLs. The use of crude oil, naphtha and condensates will be minimal, if at all, after the completion of the project, which is anticipated to occur in early 2014.

  Market Overview

        Ethylene is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Polyethylene is used to produce every day, consumer staple oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene and are the building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Business Overview

        Our largest volume product is ethylene, which is the key feedstock for the production of PE. We produce ethylene and co-products at our Joffre, Alberta, and Corunna, Ontario, manufacturing facilities.

  Joffre Olefins

        Joffre Olefins produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta. Our share of production capacity from the Joffre crackers, which excludes Dow Chemical Canada ULC's ("Dow's") 50% interest in the Ethylene 3 cracker, is 4.8 billion pounds per year and represents approximately 75% of our total nameplate ethylene production capacity. Approximately half of our production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of co-products such as hydrogen, propylene and other hydrocarbons.

        The primary feedstock of the Joffre ethylene crackers is ethane, which is typically extracted from natural gas by third-party field and straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium- to long-term contracts. While some of these arrangements are expiring in the next few years, most of these supply agreements have five to ten years remaining on their terms with the possibility of renewal by the parties. We can also directly purchase ethane and have the flexibility to use propane to meet a portion of our feedstock requirements when the economics are favorable.

        The only major use for ethane is as a feedstock for production of ethylene. In Alberta, we typically acquire ethane by purchasing natural gas to replace the energy content of the ethane removed from the gas stream plus pay a fee for extraction and delivery. Therefore, our feedstock costs are directly linked to the natural gas price in Alberta. Alberta has historically had lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC. In comparison, USGC ethane prices are influenced by the prices of alternative ethylene feedstocks such as propane and naphtha, which typically track crude oil prices. Ethane prices are also affected by more traditional supply and demand dynamics. As a result, the price for ethane on the USGC can be at a substantial premium to the underlying natural gas value.

  Corunna Olefins

        Corunna Olefins produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products, depending on the feedstock mix used. Most of Corunna's ethylene production is consumed by our PE plants while the majority of its co-products are sold to third parties.

        Corunna's flexi-cracker can process a large range of feedstocks and produce a diverse range of chemical and energy co-products. We are able to adjust Corunna's feedstock slate among NGLs, crude oil and crude oil derivatives, as market conditions fluctuate. Corunna's crude oil processing unit allows us to purchase crude oil and produce our own naphtha when it is economically favorable to do so. The Corunna facility can access NGLs, such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil, condensates and naphtha from various North American supply sources. In 2011, we began a project to convert the Corunna flexi-cracker to use up to 100% NGL feedstock, with ethane as the primary feedstock. The project is expected to be completed in early 2014. After the completion of this project, we will utilize NGLs as our primary feedstocks. While we will maintain the flexibility to use heavier feedstocks such as naphtha when market conditions are favorable, it is expected that the use of heavy feedstocks will be minimal, if at all. This change to lighter feedstocks will reduce the total volume of co-products produced at the facility.

  Polyethylene

        The Polyethylene segment produces and sells linear low-density polyethylene ("LLDPE"), low-density polyethylene ("LDPE") and high-density polyethylene.

        We have approximately 3.7 billion pounds of annual PE production capacity from our two units in Joffre, Alberta, and our Mooretown and St. Clair River sites in Ontario. In late 2011, our Mooretown LDPE facility suffered an unplanned shutdown. We will need to perform extensive repairs to return the facility to full operations, which we expect will be completed in the second quarter of 2013. In the interim, we have modified the facility and are in the process of recommissioning to test the capability of the modified facility. It is our intent to operate the modified facility with lower production rates and a reduced product slate until the final repairs are completed.

  Advanced SCLAIRTECH Technology

        One of the Joffre PE plants, PE2, utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

        We are one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable us to produce differentiated higher value PE resins on a commercial scale.

  PE exports

        Our PE is primarily sold into North American markets. We also sell a small portion of our production outside North America to China, Southeast Asia, Central and Latin America and Europe.

  PE Technology Licensing

        We license our proprietary SCLAIRTECH™ technology and NOVACAT® family of catalysts. Our SCLAIRTECH technology is licensed for use around the world.

        NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

Outlook for Olefins/Polyolefins Business Unit

        We believe that there are several factors that affect the long-term earnings potential of our Olefins/Polyolefins business unit.

1.
Supply/Demand Balance — In North America, there has been limited olefin and PE supply expansions over the past decade, while demand growth for PE has continued at approximately the same rate as industrial production growth. With North American PE industry operating rates above 90%, product to support domestic demand growth has come at the expense of exports, supporting a balanced to tight domestic supply/demand balance.

  The emergence of cost effective and abundant natural gas and NGLs from shale formations has dramatically improved the view of future manufacturing of olefins and PE in North America. There have been recent announcements of capacity debottlenecks and new facility construction, including our own announcements relating to our NOVA 2020 strategic growth plan. Over the next decade, new supply of ethylene and PE will begin and supply growth may begin to outpace demand growth for a period of time, but we expect the domestic supply/demand balance to remain balanced to tight at least until such new supply comes online. In addition, we expect the price of crude oil to remain high relative to the price of natural gas and the North American industry to remain competitive on a worldwide basis. As a result, even with the new supply, we anticipate export opportunities will alleviate any short-term excess of supply in North America.

2.
Cost Competitive Feedstocks — According to industry experts, the cost of natural gas in North America is expected to remain low relative to crude oil for at least the next several years. This should allow us to be feedstock advantaged compared to other North American competitors that use crude oil and NGL feedstocks that are priced based on a relationship to crude oil. We expect the structural transportation differentials, and more efficient ethane extraction plant infrastructure in Western Canada compared to the USGC to continue, which should also help maintain our competitiveness in North America. In addition, well over 50% of global capacity uses feedstock derived from crude oil that is relatively high cost. Because market prices are often set by the highest cost producers, our cost position should lead to higher margins for our business relative to those high cost producers when selling at market prices.

3.
Natural Gas Flows from Alberta — In 2011, the export flows of natural gas across the Alberta border were lower than historical flows, and we expect the export flows to be even lower in 2012 due primarily to lower selling prices for natural gas in North America and higher than average natural gas storage inventory. This will likely lead to natural gas flows through the ethane extraction plants ("Straddle Plants") on the mainline of the TransCanada Alberta pipeline system that are lower than historical, five-year average flows, resulting in less than historical ethane supply from conventional sources available as feedstock for our ethylene plants in Western Canada.

  We are working and will continue to work with suppliers, the Alberta government and pipeline companies to source additional supply for our feedstock needs in Western Canada from conventional sources, as well as from new sources. We have signed agreements for several new sources that should begin flowing to our Joffre, Alberta facility in the next two years. These new sources currently include ethane derived from natural gas associated with oil production in the Williston Shale Basin in North Dakota, United States and ethane/ethylene mix that will be extracted from off-gas produced at oil sands upgrading facilities located at Fort McMurray, Alberta, Canada. Additionally, in 2011, we entered into a definitive agreement with AltaGas Ltd. ("AltaGas") for the long-term supply of ethane and other NGLs from AltaGas' Alberta-based Harmattan-Elkton Gas Plant. We expect to receive supply of this conventional source of ethane and other NGLs starting in the second quarter of 2012.

  Additional new feedstock sources could also include, among others, the streaming of natural gas with low ethane content to industrial consumers in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants, and ethane from large new gas finds in Alberta, British Columbia and northern sources. There have also been increases in western Canadian drilling activity in shale formations that contain relatively high levels of NGLs. As these activities develop, they are expected to provide additional feedstock volumes to the Alberta region.

  The feedstock supply from the Williston Shale Basin and the oil sands off-gases will help to diversify our sources and lower our reliance on ethane extracted from natural gas exported from Alberta. As a result, we believe our future ethane supply should be less variable regardless of natural gas usage outside of Alberta.

  We believe that once these new sources of feedstock come online they will allow us to fully utilize our current available Joffre PE capacity. We also believe that that with the additional feedstock that will be available over the next several years we can begin to fully utilize our current Joffre ethylene cracker capacity, which exceeds the current derivative capacity, resulting in enough ethylene production capability to expand our PE capacity in Joffre to include another PE facility. In 2011, we began a feasibility study for another PE facility in Joffre. We expect this study to be completed by the middle of 2012. This proposed new PE facility is one component of our NOVA 2020 strategic growth plan.

4.
Ethane from the Marcellus Shale Basin — In 2011, we signed definitive agreements for the long-term supply of ethane from the Marcellus Shale Basin with Caiman Energy, LLC and a wholly-owned subsidiary of Range Resources Corporation. We also signed a transportation services agreement with Sunoco Pipeline L.P. to transport the ethane from Pennsylvania to the Sarnia, Ontario, region. Between these two definitive ethane supply agreements and a third memorandum of understanding with Statoil Marketing and Trading Inc. for a long-term supply of ethane from the Marcellus Shale Basin, we have secured substantially all of the ethane we require to support the conversion of our Corunna cracker to utilize up to 100% NGLs. The conversion, which is expected to cost approximately $250 million, is currently underway with an expected completion date in the first quarter of 2014. We anticipate that we will begin to use ethane supplied from the Marcellus Shale Basin to supplement our other sources of feedstock beginning before the end of 2013.

  We believe that this new source of feedstock from the Marcellus Shale Basin will allow Corunna to be cost competitive with other facilities in North America. We also believe that this feedstock and additional feedstock from similar sources will allow us to expand our Corunna cracker to produce enough ethylene to support a new PE facility and a debottleneck of our Mooretown LDPE facility. These projects are currently in the feasibility study stage, which we expect to complete by the middle of 2012. These proposed projects are also components of our NOVA 2020 strategic growth plan.

Olefins/Polyolefins Financial Highlights From Continuing Operations

Year ended December 31 (millions of U.S. dollars, except as noted)	2011	2010
Revenue
Joffre Olefins(1)	$2,002	$1,520
Corunna Olefins(1)	2,309	2,005
Polyethylene(1)	2,182	1,947
Eliminations(2)	(1,536)	(1,164)

	$4,957	$4,308

Operating Profit (Loss)(3)
Joffre Olefins	$902	$383
Corunna Olefins	227	137
Polyethylene	33	298
Eliminations(2)	(37)	(32)

	$1,125	$786

Polyethylene Sales Volumes (millions of pounds)	3,156	3,096

Notes:

(1)
Before intersegment eliminations within the Olefins/Polyolefins business unit.

(2)
Represents intersegment eliminations.

(3)
See "Supplemental Measures."

Olefins/Polyolefins Average Benchmark Prices

	2011
					Annual 2011	Annual 2010
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.49	$0.58	$0.56	$0.55	$0.54	$0.46
PE — linear low-density butene liner(3)	$0.70	$0.77	$0.71	$0.68	$0.71	$0.65
PE — weighted-average benchmark(3)	$0.72	$0.78	$0.73	$0.70	$0.73	$0.67
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(4)	$3.81	$4.00	$3.74	$3.10	$3.66	$3.88
NYMEX natural gas (dollars per mmBTU)(4)	$4.14	$4.36	$4.19	$3.61	$4.07	$4.42
WTI crude oil (dollars per barrel)(5)	$94.10	$102.56	$89.76	$94.06	$95.12	$79.53

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: Chemical Market Associates, Inc. ("CMAI") — USGC Net Transaction Price.

(3)
Source: Townsend Polymer Services Information; Benchmark prices weighted according to our sales volume mix in North America.

(4)
Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)
Source: Platt's. NYMEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results of Olefins/Polyolefins Business Unit

        Beginning on January 1, 2011, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Joffre Olefins segment to our Polyethylene segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Polyethylene segment.

        While the application of our new intercompany transfer pricing policy did not change the revenue or operating performance of our Olefins/Polyolefins business unit, it impacted the allocation of operating profit between the Joffre Olefins and Polyethylene segments. We accounted for the change on a prospective basis.

        If we had accounted for the change on a retrospective basis, for 2010, operating profit would have been approximately $180 million higher for the Joffre Olefins segment, approximately $165 million lower for the Polyethylene segment and eliminations would have been approximately $15 million higher than reported. If we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2011, operating profit for the Polyethylene segment and eliminations would have been approximately $30 million lower for 2011.

  Joffre Olefins

2011 Versus 2010

        Revenue was $2,002 million in 2011, up from $1,520 million in 2010, primarily due to higher ethylene and co-product sales prices. Revenue was also higher due to the prospective change in transfer pricing described above. During 2011, ethylene supply remained balanced to tight, while demand increased. This resulted in industry average prices for ethylene that were 18% higher in 2011 compared to 2010.

        Feedstock and operating costs were $1,090 million in 2011, down from $1,122 million in 2010. Costs decreased in 2011 primarily due to lower natural gas and ethane costs in Alberta. Average AECO natural gas prices decreased by approximately 5% in 2011 compared to 2010.

        Operating profit was $902 million in 2011, up from $383 million in 2010. Margins in 2011 were higher than 2010 as sales prices of ethylene and co-products increased while feedstock costs fell. This was due to steady demand for ethylene and co-products with balanced to tight ethylene supply, and very tight propylene and butadiene supply/demand balances. Operating profit was also higher in 2011 due to the prospective change in transfer pricing described above.

  Corunna Olefins

2011 Versus 2010

        Revenue was $2,309 million in 2011, up from $2,005 million in 2010. The change was due primarily to an increase in ethylene and co-product sales prices, offset slightly by lower sales volume. Co-product pricing increased due to tight supply as the industry used a lighter feedstock mix that resulted in less co-product production. The lower sales volume was due to a planned major maintenance turnaround in 2011.

        Feedstock and operating costs were $2,072 million in 2011, up from $1,858 million in 2010. Feedstock prices increased along with the average WTI crude oil price, which was almost 20% higher in 2011 than in 2010.

        Operating profit was $227 million in 2011 up from $137 million in 2010. The improvement was primarily due to higher margins during 2011 that resulted from selling prices that increased more than feedstock costs. Unusually high differentials between Brent and WTI crude oil resulted in higher than expected margins for energy co-products produced at Corunna.

  Polyethylene

2011 Versus 2010

        Revenue was $2,182 million in 2011, up from $1,947 million in 2010. The increase was due to higher PE prices and increased sales volumes. The industry average PE sales price was approximately 9% higher during 2011 compared to 2010, as feedstock costs increased and demand improved.

        Feedstocks and operating costs were $2,094 million in 2011, up from $1,591 million in 2010. Feedstock and operating costs were higher in 2011 primarily due to higher sales volumes and industry average ethylene costs that were approximately 18% higher than in 2010.

        Operating profit in 2011 was $33 million, down from $298 million in 2010. The decrease was primarily due to average feedstock costs rising more than selling prices. In the second half of 2011, ethylene costs declined much less than PE prices, resulting in lower PE margins. In 2011, each of our PE facilities was shut down for some period of time for planned maintenance turnaround work. In addition, operating profit was lower in 2011 due to the prospective change in transfer pricing described above.

Performance Styrenics Segment

  Business Overview

        Our Performance Styrenics segment produces EPS and ARCEL resins in North America. The segment markets EPS resins in North and South America and Asia and ARCEL globally via direct sales and various distribution and agency agreements.

        EPS resins are used in packaging for food and consumer products and in insulation for the building and construction industry. Currently, sales of our EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of this business unit is dependent on the cyclical supply/demand balance for EPS.

        ARCEL resins apply proprietary technology to enable customers to reduce their costs and environmental impact in high performance protective packaging applications. ARCEL resin is used for protective packaging of damage sensitive goods such as computers, printers, electronics, appliances and furniture. Due to its unique properties, ARCEL resin can earn higher margins over standard, non-differentiated products.

        We have the capacity to produce 350 million pounds per year of standard EPS and ARCEL resins at our production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio.

  Styrene Feedstock

        Styrene is the primary feedstock for the production in this business. Our minority interest in LyondellBasell Industries' Channelview, Texas, propylene oxide/styrene monomer facility supplies 400 million pounds per year of cost-based styrene to our Performance Styrenics business, which is sufficient to meet our anticipated styrene requirements. We sell our excess styrene to third-party customers.

Outlook for Performance Styrenics Segment

        In 2011, demand for EPS increased versus 2010. In 2012, we expect EPS demand to be flat to 2011.

        We are continuing to evaluate this business unit and are exploring strategic options.

Performance Styrenics Financial Highlights From Continuing Operations

Year ended December 31 (millions of U.S. dollars, except as noted)	2011	2010
Revenue	$327	$304
Operating profit(1)	$7	$3
Sales Volumes(2) (millions of pounds)	255	260

Notes:

(1)
See "Supplemental Measures."

(2)
Third-party sales.

Performance Styrenics Average Benchmark Prices

	2011
					Annual 2011	Annual 2010
(U.S. dollars per pound)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.74	$0.76	$0.73	$0.64	$0.72	$0.63
EPS(2)	$0.99	$1.05	$1.04	$1.00	$1.02	$0.91

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: CMAI Contract Market.

Discussion of Financial Results of Performance Styrenics Segment

2011 Versus 2010

        Revenue was $327 million in 2011 sales, up from $304 million in 2010. The increase was due to higher average selling prices, offset by slightly lower volumes.

        Feedstock and operating costs were $307 million in 2011, up from $288 million in 2010. Costs were higher in 2011 primarily due to higher styrene monomer costs resulting from higher benzene costs.

        Operating profit in 2011 was $7 million, up from $3 million in 2010, primarily due to slightly increased margins and lower depreciation and amortization expense as a result of a 2010 impairment charge.

Corporate Operating Loss and Other Items from Continuing Operations

        A listing of before-tax corporate and other items for the periods presented is as follows:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Corporate operating costs	$(112)	$(143)
Mark-to-market feedstock derivatives	2	(15)
Impairment charges	(6)	(28)
Foreign exchange gain	—	2
Insurance credit	—	1
Depreciation and amortization	(9)	(9)

Operating loss	$(125)	$(192)

  Corporate Operating Costs

2011 Versus 2010

        Corporate operating costs were lower in 2011 compared to 2010, primarily due to additional costs incurred during 2010 triggered by the change in control of NOVA Chemicals, year-end pension and other liability adjustments, and the classification of profit sharing expense as a corporate cost. We had a profit sharing program that was available to most employees. Profit sharing expense in 2010 was $13 million and is included in corporate operating costs. We terminated the profit sharing program effective January 1, 2011, and therefore there was no profit sharing expense in 2011. Since terminating the profit sharing program, our incentive compensation program was restructured resulting in a higher allocation of incentive compensation expenses to the business segments.

  Mark-To-Market Feedstock Derivatives

        We maintain a derivative program to manage risk associated with feedstock purchases. We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2011 and 2010, our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. The gain or loss resulting from changes in the market value of these derivatives is recorded through profit and loss each period. We classify mark-to-market adjustments on feedstock derivative positions as Corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.

        Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market change in 2011 as compared to 2010.

  Impairment Charges

        In 2011, impairment charges of $6 million related to assets within our Performance Styrenics segment. In 2010, impairment charges consisted of a $20 million charge related to assets within our Performance Styrenics segment and an impairment charge of $8 million on a note receivable.

  Foreign Exchange Gain

        In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Cdn$250 million 7.85% notes which were due in August 2010 (the "Canadian Notes"). The foreign currency forwards locked in repayment of the Canadian Notes at U.S.$237 million. The forward contracts substantially offset the foreign exchange exposure during 2010 on the Canadian Notes. On August 30, 2010, we repaid the Canadian Notes for U.S.$237 million and the related foreign currency forwards were settled.

        Net foreign exchange gain and losses included in the Corporate segment were not significant in 2011 and 2010.

  Insurance Credit

        We are one of many participants in OIL, an insurance pool for property and liability risks. We were one of many participants in sEnergy, an insurance pool for business interruption. sEnergy wound up its operations in February 2011. During 2010, we received $7 million for a portion of our investment in sEnergy. Upon dissolution of sEnergy in February 2011, we received an additional $5 million, which represented the remaining amount of our investment.

        We believe our reserves are adequate to cover any outstanding claims.

        In 2010, we recorded a $1 million credit due to the reduction of estimated future claims payments during 2010.

Other Losses, Net

        In 2011 and 2010, we recognized a loss of $20 million and $95 million, respectively, related to a jury verdict that we infringed The Dow Chemical Company's ("Dow Chemical") patents, resulting in awarded damages in the amount of $61.8 million, plus interest of $14.3 million in 2010, as well as amounts based on sales of alleged infringing grades of SURPASS polyethylene film resins plus interest of $15 million during 2011 (2010 — $16 million) and other related costs of $5 million during 2011 (2010 — $3 million).

        Also during 2010, we recognized a $45 million gain related to an arbitration award which resulted from an insurance claim involving our Corunna facility that dated back to 2005.

Discontinued Operations

  INEOS NOVA Joint Venture

        INEOS NOVA manufactured and sold styrene and solid polystyrene ("SPS") in North America and SPS and EPS in Europe.

        We sold our 50% interest in the INEOS NOVA joint venture on February 28, 2011 to INEOS. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our liabilities by $11 million in December 2010.

        At closing, we received approximately $65 million (€47 million). During 2011, we finalized estimates for all but one of the remaining pension liabilities and paid INEOS a net of $10 million, resulting in net proceeds on the sale totaling $55 million. This amount does not represent our final net proceeds from the sale, because one of the pension liabilities which was estimated as of closing has not been finalized. The final determination of this liability is not expected to be completed until necessary regulatory approval is received, at which time the proceeds will again be adjusted. We do not expect the adjustment to be material. We recognized a loss on the sale of $1 million during 2011. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010.

        We had a Euro denominated, unsecured note receivable bearing interest at 4.5% per annum issued by the INEOS NOVA joint venture, which was assumed by INEOS at closing of the sale of our interest in the joint venture. The balance of the note at December 31, 2011 was $46 million (December 31, 2010 — $47 million; January 1, 2010 — $58 million). The note is scheduled to mature and be repaid in November 2012.

  SYNTHEON

        During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which was part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures); and intellectual property relating to both the building and construction products and the Elemix® concrete additive. We initially anticipated that this sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed. Management has since developed a formal plan for the sale of SYNTHEON assets. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale as of and for the years ended December 31, 2011 and 2010.

        Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON are shown below:

Year ended December 31 (millions of U.S. dollars)	2011			2010
	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Total revenues	$—	$20	$20	$—	$14	$14
Profit (loss) from discontinued operations, before tax	$22	$(13)	$9	$39	$(14)	$25
Loss on disposal, before tax	(1)	—	(1)	—	—	—
Income tax (expense) recovery	(4)	3	(1)	—	1	1

Profit (loss) from discontinued operations, net of tax	$17	$(10)	$7	$39	$(13)	$26

Liquidity and Capital Resources

        Our principal sources of liquidity are cash flows from operations, cash-on-hand, borrowings under our revolving credit facilities and accessing capital markets. We use our accounts receivable securitization programs as additional sources of financing. Our principal uses of cash are operating expenditures, capital expenditures, debt service and funding our defined benefit pension obligations.

  Cash Flow

        The following is a summary of cash flow:

Year ended December 31 (millions of U.S. dollars)	2011	2010
Funds from continuing operations	$1,233	$890
Interest received	3	6
Income tax paid, net of refunds	(145)	(16)
Operating working capital and other	(128)	(209)

Cash provided by operating activities from continuing operations	963	671
Cash used in operating activities from discontinued operations	(13)	(16)
Proceeds on sales of assets, investments and other capital transactions	56	1
Capital expenditures and turnaround costs	(238)	(149)
Proceeds from dissolution of other investments	5	7
Intangible asset additions	(2)	(5)

Cash used in investing activities from continuing operations	(179)	(146)
Cash using in investing activities from discontinued operations	(1)	—
Long-term debt repayments	(10)	(315)
Increase in accounts receivable securitization funding	28	32
Interest paid	(134)	(158)

Cash used in financing activities	(116)	(441)

Increase in cash and cash equivalents	654	68
Cash and cash equivalents, beginning of year	306	238

Cash and cash equivalents, end of year	$960	$306

  Inflows and Outflows of Cash from Continuing Operations

        We expect our working capital will be sufficient for our requirements for at least the next 12 months.

        In 2011, we generated $1,233 million in funds from continuing operations. During the year, working capital increased by $128 million primarily due to increases in accounts receivable and inventory. The increase in inventory was primarily due to higher raw material and finished goods prices, and a higher volume of raw materials. The increase in accounts receivable was primarily due to higher sales volumes. During 2011, we sold our investment in the INEOS NOVA joint venture and received net proceeds from the sale of $55 million. Capital expenditures for 2011 were $158 million and turnaround costs were $80 million. Capital expenditures increased in 2011 due to increased spending to sustain our manufacturing facilities and increased spending on our Corunna cracker revamp project. Turnaround costs increased in 2011 due to a major planned turnaround at our Corunna cracker. In 2011, we increased our accounts receivable securitization funding by $28 million. The net increase in cash and cash equivalents in 2011 was $654 million.

        In 2010, we generated $890 million in funds from continuing operations. During the year, working capital increased by $209 million primarily due to an increase in accounts receivable and a decrease in accounts payable, offset somewhat by lower inventory. The increase in accounts receivable was primarily due to higher sales prices for our products. The decrease in accounts payable was primarily due to lower purchased crude volumes, somewhat offset by higher costs for raw materials, and the reduction in inventory was primarily due to a reduction in crude oil inventory as we moved from an overseas supply source to regional supply sources (which significantly shortened our supply chain), somewhat offset by an increase in PE inventory to allow us to better serve our customers. This change in working capital includes $85 million of cash collateral posted to secure a bond pending the outcome of our appeal of the Dow Chemical patent litigation, which is reported as restricted cash on the consolidated statement of financial position. Capital expenditures for 2010 were $126 million and turnaround costs were $23 million. In 2010, we repaid our $75 million total return swap and our Cdn$250 million 7.85% notes using cash-on-hand and increased our accounts receivable securitization funding by $32 million.

There were no dividend payments during 2010. The net increase in cash and cash equivalents in 2010 was $68 million.

  Commitments

        We have various contractual cash obligations, including long-term debt repayments and associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand. The remaining obligations due in 2012 are expected to be paid for using cash-on-hand and cash flow from continuing operations.

  Cash Distributions

        In the fourth quarter of 2011, our Board of Directors approved a $75 million distribution to our shareholder, which is scheduled to be paid at the end of March 2012.

  Contractual Cash Obligations

	Payments Due By Period
As of December 31, 2011 (millions of U.S. dollars)	Total	2012	2013 to 2014	2015 to 2016	After 2017
Long-term debt(1)	$1,811	$582	$405	$355	$469
Interest payments(2)	638	122	194	154	168
Contributions to defined benefit plans(3)	110	110	—	—	—
Contributions to defined contribution plans(3)	14	14	—	—	—
Operating leases(4)	334	45	79	68	142
Unconditional purchase obligations(5)	11,670	1,406	1,900	1,793	6,571

Total contractual cash obligations	$14,577	$2,279	$2,578	$2,370	$7,350

Notes:

(1)
Includes current portion. Our accounts receivable securitization programs included in the 2012 year were extended, and in January 2012, we repaid our $400 million 6.5% notes using cash-on-hand. See Liquidity below for further details.

(2)
Interest payments were calculated using interest rates that were in effect as of December 31, 2011.

(3)
Estimated for 2012.

(4)
Includes property, railcar and other equipment leasing commitments. Certain railcar lease agreements contain financial covenants for our subsidiary, NOVA Chemicals Inc.

(5)
Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

  Liquidity

        We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. As of December 31, 2011, our total liquidity was $1,508 million. Our future liquidity is dependent on many factors such as cash generated from ongoing operations and the availability of existing credit facilities and of other potential sources of financing.

        A significant portion of our operations is conducted by our subsidiaries, and we are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. Accordingly, our ability to service indebtedness and fund operations is dependent upon the results of operations of our subsidiaries and their ability to provide cash to us. Payments of any dividends, loans or other distributions from our subsidiaries are not currently subject to material contractual, restrictive governmental regulations or other restrictions.

        In October 2009, we issued $350 million of 8.375% senior notes due 2016 ("unregistered 2016 Notes") and $350 million of 8.625% senior notes due 2019 ("unregistered 2019 Notes") in a transaction exempt from registration under the Securities Act of 1933, as amended. On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 notes.

        On March 20, 2010, $95 million of our undrawn unsecured bilateral credit facilities expired and were not extended.

        We had entered into a total return swap with respect to the Series A preferred shares of our subsidiary, NOVA Chemicals Inc. The equity notional amount of the total return swap was $75 million. We allowed the total return swap to terminate in accordance with its terms on March 31, 2010 and repaid the equity notional amount of $75 million. The associated Series A preferred shares were returned to NOVA Chemicals Inc. and cancelled.

        On August 30, 2010, we repaid our Cdn$250 million 7.85% notes using cash-on-hand. Foreign currency forwards, entered into in January 2010, to lock in this payment at U.S.$237 million also settled on August 30, 2010.

        On September 8, 2010, we entered into a new unsecured bilateral credit facility for $100 million with a maturity date of September 20, 2015.

        On March 20, 2011, one of our $100 million unsecured bilateral credit facilities expired undrawn and was not extended, and on September 20, 2011, a $30 million tranche of one of our unsecured bilateral credit facilities expired undrawn and was not extended.

        On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

  Credit Facilities

        During 2011, we amended our senior secured revolving credit facility to extend the maturity date two years to December 17, 2015. Accordingly, as of December 31, 2011, we had the following three revolving credit facilities totaling $565 million (of which $17 million is utilized):

  •
  $425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on December 17, 2015;

  •
  $40 million unsecured bilateral credit facility which expires on September 20, 2013; and

  •
  $100 million unsecured bilateral credit facility, which expires on September 20, 2015.

  Standby Letter of Credit Facility

        On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. During 2011, we increased the size from $60 million to $125 million. The facility is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. As of December 31, 2011, we utilized $43 million (December 31, 2010 — $26 million) of this facility. This facility is not included in our liquidity calculation.

  Accounts Receivable Securitization Programs

        We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015. The Canadian program allows for maximum funding of $100 million. In February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million. We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity. As of December 31, 2011 and 2010, the maximum availability of the programs was $200 million. At December 31, 2011 and December 31, 2010, $182 million and $154 million, respectively, were funded under the programs. Of the total amount, $100 million and $98 million, respectively, were funded via a special purpose entity ("SPE") that is 100% owned by us and consolidated in our consolidated financial statements. No other business is conducted through SPE's.

        Under International Accounting Standard ("IAS") 39, Financial Instruments, the receivables transferred to financial counterparties do not meet the derecognition criteria, therefore the funded amounts under the programs are recognized as a secured financing and included in long-term debt on the consolidated statement of financial position.

  Advanced Manufacturing Investment Strategy Loan

        In June 2009, our subsidiary, NOVA Chemicals (Canada) Ltd., entered into a loan agreement for a loan in the principal amount of Cdn$10 million made available under the Province of Ontario's Advanced Manufacturing Investment Strategy. We were permitted to use the loan proceeds only to finance certain eligible costs associated with the modernization and expansion of our LDPE capability at our Mooretown facility that was completed in 2010. We drew down the full Cdn$10 million in the fourth quarter of 2009. The maturity date of the loan is December 1, 2019.

  Covenants

        At December 31, 2011 and 2010, our senior secured revolving credit facility and our accounts receivable securitization programs were governed by the following financial covenants, which require quarterly compliance:

  •
  a maximum senior debt-to-cash flow ratio of 3:1, computed on a rolling 12 month basis; and

  •
  a debt-to-capitalization ratio not to exceed 60%.

        The table below shows our actual financial covenant ratios as of the end of each quarter during 2011.

	March 31 2011	June 30 2011	September 30 2011	December 31 2011
Senior debt-to-cash flow ratio	0.19	0.17	0.16	0.16
Debt-to-capitalization ratio	39.0	34.5	26.8	25.2

        See "Supplemental Measures" for a discussion of the computations used to calculate these financial ratios.

        We expect to be in compliance with the financial covenants over the next 12 month period.

  Current Debt Maturities or Redemptions

        As of December 31, 2011, we had $582 million of debt scheduled to mature in 2012. On January 17, 2012, we repaid our $400 million 6.5% senior notes using cash-on-hand. Our next notes due are our $400 million floating rate senior notes due in November 2013.

        As of December 31, 2011, $182 million is included in current debt maturities for our accounts receivable securitization programs. In January 2012, we amended our Canadian accounts receivable securitization program to extend the term for three years to February 11, 2015, and in February 2012, we amended our U.S. accounts receivable securitization program to extend the term for two years to January 30, 2014 and to increase the maximum funding from $100 million to $125 million.

Off-Balance Sheet Arrangements

        Our off-balance sheet arrangements consist of letters of credit and other guarantees entered into in the ordinary course of business. In addition, we previously had guarantees related to our interest in the INEOS

NOVA joint venture, which were terminated when we sold our interest in that joint venture on February 28, 2011 (December 31, 2010 — $25 million; January 1, 2010 — $44 million). See Note 22 of our annual audited consolidated financial statements for additional information.

        We have no unconsolidated special purpose financing or other entities that are likely to create material contingent obligations.

Supplemental Measures

        We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

        Operating profit from continuing operations — equals profit from continuing operations before finance costs net, other gains and losses, net and income taxes. This measure assists readers in analyzing our profit from continuing operations.

Reconciliation of operating profit from continuing operations to profit from continuing operations

Year ended December 31 (millions of U.S. dollars)	2011	2010
Operating profit from continuing operations	$1,007	$597
Finance costs, net	(166)	(186)
Other losses, net	(18)	(50)
Income tax expense	(215)	(124)

Profit from continuing operations	$608	$237

        Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Corporation (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. The Consolidated Cash Flow calculation is performed on a rolling 12 months. This measure is provided to assist readers in calculating our financial covenant.

        Consolidated Cash Flow — equals consolidated profit (loss) plus finance costs, income taxes and depreciation amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

        Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder's Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

        Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on the most recent quarterly consolidated statement of financial position of the Corporation (excluding debt of certain subsidiaries and any non-recourse debt), less cash and cash equivalents as reflected on the consolidated statement of financial position of the Corporation (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

        Consolidated Shareholder's Equity — equals consolidated equity as reflected on the most recent quarterly consolidated statement of financial position of the Corporation (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

Critical Accounting Policies and Estimates

  International Financial Reporting Standards — Transition from Canadian GAAP to IFRS

        For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian GAAP. On January 1, 2011, we changed our financial reporting principles from Canadian GAAP to IFRS. The annual audited consolidated financial statements for the year ended December 31, 2011 are our first annual consolidated financial statements that have been prepared in accordance with IFRS as issued by the IASB and IFRS 1, First Time Adoption of International Financial Reporting Standards.

        While IFRS uses a framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. We have prepared our annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS. Note 26 in the annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as at January 1, 2010 and December 31, 2010 and our previously published Canadian GAAP consolidated statements income and comprehensive income for the year ended December 31, 2010.

        IFRS 1 allows first-time adopters of IFRS certain optional exemptions from retrospective application of certain IFRS standards. In Note 26 of our annual audited consolidated financial statements, we disclose the optional exemptions available under IFRS 1 that we elected on transition to IFRS.

  Significant Accounting Judgments, Estimates and Assumptions

        The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting periods. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The following represents the estimates and judgments most critical to the application of our accounting policies. For a summary of our significant accounting policies, see Note 2 in the annual audited consolidated financial statements.

        Property, Plant and Equipment ("PP&E").    Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is consistent with the pattern of economic benefits that are expected from the use of our plants and equipment, requires less estimation and judgment, and is a systematic and rational basis for allocating the depreciable cost over the period in which the assets' benefit is realized. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustment prospectively when appropriate. This review is completed by NOVA Chemicals' engineers familiar with the plant sites and requires management's assessment of economic utility. We made no changes to the estimated useful lives or depreciation methods for PP&E during 2011.

        Intangibles.    Judgmental aspects of accounting for intangibles involves selection of an appropriate method of amortization, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year end. We made no changes to the amortization periods or methods for intangible assets during 2011 and 2010, and have no intangible assets with indefinite use lives.

        Impairment of non-financial assets.    Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that we have not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. Other factors that management must estimate include: industry and market conditions, sales volumes and prices, costs to produce, inflation, etc. We use reasonable, supportable and where available third-party, industry expert assumptions when performing impairment reviews.

        We assessed all of our non-financial assets for indicators of impairment and determined that certain impairment indicators exist in our Performance Styrenics segment during the fourth quarter of 2011. In accordance with IFRS 1 (see Note 26 of our annual audited consolidated financial statements), we elected to use the fair values of assets and liabilities, as determined in connection with the IPIC acquisition of us on July 6, 2009, as "deemed cost" for the assets and liabilities that could be recognized under IFRS, which included PP&E of our Performance Styrenics segment. Since July 6, 2009, the market for certain products has not improved significantly, but we continue to spend a significant amount on capital expenditures for the business and other common facilities at our manufacturing sites, resulting in a carrying value of these assets at December 31, 2011, of $10 million prior to any impairment charge. The carrying value of these assets at December 31, 2011 was written down to their estimated fair value of $4 million, resulting in an impairment charge of $6 million. The impairment charge is included in feedstock and operating costs on the consolidated income statements.

        We also assessed impairment indicators at the end of 2010 and determined that although the Performance Styrenics segment continued to add new packaging applications for items such as televisions and computer equipment, demand had not materialized as expected due to poor economic conditions and competitive pressure, which resulted in lower sales volumes during 2010. Accordingly, during the fourth quarter of 2010, management determined that the carrying value of certain assets within the Performance Styrenics segment were greater than the estimated future cash flows. These assets' carrying value at December 31, 2010 prior to write-down was $26 million. The fair value was estimated to be $6 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $20 million during 2010. The impairment charge is included in feedstock and operating costs on the consolidated income statements.

        The write-downs will reduce future depreciation charges in the Performance Sytrenics segment by approximately $3 million per year from 2012 to approximately 2019.

        Fair value of financial instruments.    Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, their fair value is determined using quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials. This includes over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers. This also includes fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

        Provision for decommissioning.    Provisions for decommissioning costs are recognized at the time of acquisition or construction of manufacturing facilities. Decommissioning liabilities are provided at the present value of the expected costs to settle the obligation and are recognized as part of the cost of the particular asset. The expected costs are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability (which we interpret to be a risk-free rate). The unwinding of the discount is recognized in the consolidated income statement in finance costs, net as it occurs. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

        We have recognized a provision for decommissioning obligations associated with our manufacturing facilities. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant, restore the site, and the expected timing of those obligations. The carrying amount of the provision as at December 31, 2011 was $101 million (December 31, 2010 — $99 million; January 1, 2010 — $86 million).

        Pension Plans.    We sponsor both defined benefit and defined contribution pension arrangements covering substantially all of our employees. The cost and obligations for the defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various economic and demographic assumptions to estimate future liabilities and which are discounted back to today's value using interest rates as of the valuation date. Some of the assumptions used in the valuations include future salary increases, mortality rates, future pension increases, and termination and retirement rates. Given the long term nature of the obligations and the fact that assumed rates can vary from short term actual experience, the liabilities are subject to volatility and are particularly sensitive to changes in interest rates. In addition, given the assets are allocated to equities and bonds, the market value of the plans' assets are sensitive to changes in capital markets. All significant assumptions and asset values are reviewed at each reporting date.

        In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for each country. Future salary increases are based on our long term view of compensation trends and pension indexation, which is only applicable to the Canadian defined benefit plans, is based on expected future inflation rates. Retirement and termination rates are based on actual experience or standardized tables which are reflective of our experience.

        Given the decline in interest rates during 2011, management decreased the discount rates used in determining pension and post retirement obligations and applied actual asset values, which reflected weak investment returns, as of December 31, 2011 as compared to December 31, 2010. These changes increased our employee benefit plan liability and decreased other comprehensive income and retained earnings by approximately $125 million at December 31, 2011.

        A total of $58 million and $33 million was contributed in 2011 and 2010, respectively, to all of our defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in each country. We contributed $11 million and $10 million in 2011 and 2010, respectively, to our defined contribution plans.

        For 2012, funding for the defined benefit plans is expected to be approximately $110 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Special payments are expected to increase significantly in 2012 due to the expiration of funding relief for one of the Canadian plans at the end of 2011 and due to a deterioration of the funded position of the plans as a result of further declines in interest rates and weak asset growth in 2011. Contributions to defined contribution plans for 2012 are expected to be $14 million. The increase in defined contribution plan contributions in 2012 largely reflects an increase in the employer contribution rate for our Canadian plans.

        Taxes.    Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate, if it is probable that an outflow of resources will be required to settle the obligation. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. We review the adequacy of these provisions at the end of each reporting period and include any required liability in deferred tax liabilities.

        Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

        We have tax loss carry forwards, in the United States, amounting to $117 million at December 31, 2011 (December 31, 2010 — $131 million; January 1, 2010 — $141 million). In addition, at December 31, 2011, we have $205 million of unrecognized losses in Switzerland (December 31, 2010 — $256 million; January 1, 2010 — $319 million). These relate to subsidiaries that have had a history of losses and expire in 2028.

        If we were able to recognize all unrecognized deferred tax assets, profit would have increased by $65 million for the year ended December 31, 2011.

        Legal claims.    When assessing the possible outcomes of legal claims that are filed against us, we rely on the opinions of our legal counsel. The opinions of our legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims may ultimately be determined by the courts or otherwise settled, they may be different from such estimates

        New feedstock, transportation and storage agreements.    The "NOVA 2020 Project" includes plans for growth of our proprietary polyethylene technology to serve North American markets. As a part of our strategy to capitalize on emerging feedstock opportunities and growing North American demand, we have begun feasibility and engineering work for the construction of two new polyethylene assets to be located at our sites in Alberta and Ontario. We will also complete studies for a further debottleneck of our LDPE line located at our Mooretown, Ontario facility.

        Throughout 2011, we entered into a number of key agreements, including agreements for additional sources of ethane supply and related pipeline transportation services for our Joffre complex which should provide sufficient ethane for us to move towards full utilization of our Joffre PE assets; and agreements to support the revamp of our Corunna cracker to utilize up to 100% NGL feedstock, including definitive agreements for long-term ethane supply from the Marcellus Shale Basin, a transportation service agreement for the transportation of ethane feedstock from the Marcellus Shale Basin into the Sarnia, Ontario region and related storage agreements.

        These agreements have been evaluated in relation to various IFRS principles, the most significant of which was International Financial Reporting Interpretations Committee ("IFRIC") 4, Determining Whether an Arrangement Contains a Lease. IFRIC 4 requires that determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

  a)
  fulfillment of the arrangement is dependent on the use of a specified asset or assets; and

  b)
  the arrangement conveys a right to use the asset

Management has determined that based on evaluation of the terms and conditions of the arrangements that the feedstock and pipeline arrangements do not meet both criteria under IFRIC 4 and therefore do not contain leases, but that a material storage cavern arrangement contains a lease. Currently, there is only one material storage agreement that has been signed and management has determined this to be an operating lease.

        Discontinued operations.    On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The sale closed on February 28, 2011. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010.

        During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which was part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures); and intellectual property relating to both the building and construction products and the Elemix concrete additive. We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed. Management has since developed a formal plan for the sale of SYNTHEON assets. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale as of and for the years ended December 31, 2011 and 2010. SYNTHEON assets are available for immediate sale and can be sold to a potential buyer(s) in their current condition. Management has initiated an active plan to locate a buyer(s) and expects any potential disposal to be completed within the next 12 months. Accordingly, management considers that SYNTHEON meets the criteria to be classified as held for sale as of December 31, 2011.

For more details on discontinued operations, refer to Note 5 in the annual audited consolidated financial statements.

Changes in Accounting Policies and Disclosures

New and amended standards and interpretations

        Our accounting policies adopted are consistent with those of the prior period, except for the following amended IFRIC interpretations effective as of January 1, 2011 and described below:

        IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment), is effective for annual periods beginning on or after January 1, 2011 with retrospective application. This amendment permits entities to treat the benefit of prepayments of minimum funding requirements as an asset and provides guidance on assessing the recoverable amount of a net pension asset. This amendment was adopted as of January 1, 2011 and did not have an impact on our consolidated financial statements.

        IFRIC 24, Related Party Disclosures (Amendment), is effective for annual periods beginning on or after January 1, 2011, with retrospective application. Among other things, this amendment clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. This amendment was adopted as of January 1, 2011 and did not have an impact on our consolidated financial statements.

Standards issued but not yet effective

        Standards issued up to the date of issuance of our consolidated financial statements but not effective as of December 31, 2011 are listed below. We intend to adopt these standards when they become effective.

        Amendments to IAS 12: Deferred Tax — Recovery of Underlying Assets, amends IAS 12, Income Taxes, by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee ("SIC") 21, Income Taxes — Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012. We do not expect the application of the revised standard to have an impact on our consolidated financial statements.

        In January 2011, the IASB amended IFRS 7, Financial Instruments: Disclosures. The amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The amendment relates to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. We are currently evaluating the impact of adopting this amended standard.

        IFRS 9, Financial Instruments: Classification and Measurement, as issued, reflects the first phase of the IASB work on the replacement of IAS 39, Financial Instruments. In subsequent phases, the IASB will address hedge accounting and derecognition. IFRS 9 introduces new requirements for the classification and measurement of financial assets and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The adoption of this standard will have an effect on the classification and measurement of our financial assets and financial liabilities. We are currently evaluating the impact and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

        In May 2011, the IASB issued several standards, all of which are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted:

        IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in SIC 12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This standard also provides additional guidance to assist in the determination of control where this is difficult to assess. We are currently evaluating the impact of adopting this standard.

        IFRS 11, Joint Arrangements, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in joint ventures. In conjunction with the issuance of IFRS 11, IAS 28, Investments in Associates and Joint Ventures, was amended. An entity should apply IFRS 11 to determine the type of joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity should recognize an investment and account for it using the equity method in accordance with IAS 28 (as amended in 2011), unless the entity is exempt from applying the equity method as specified in the standard. We are currently evaluating the impact of adopting this standard and amendment.

        IFRS 12, Disclosure of Interests in Other Entities, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 will require an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. We are currently evaluating the impact of adopting this standard.

        IFRS 13, Fair Value Measurement, provides new guidance on fair value measurement and disclosure requirements. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements. We are currently evaluating the impact of adopting this standard.

        In June 2011, the IASB issued the following amended standards:

        IAS 19, Employee Benefits, provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and further aligns IFRS with Generally Accepted Accounting Principles in the United States ("US GAAP"). The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact of adopting this amended standard.

        IAS 1, Presentation of Financial Statements, was amended to improve the quality of the presentation of other comprehensive income ("OCI") and align the presentation of OCI in financial statements prepared in accordance with IFRS with those prepared in accordance with US GAAP. The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. We are currently evaluating the impact of adopting this amended standard.

        In December 2011, the IASB amended IAS 32, Financial Instruments Presentation, for disclosure requirements for the offsetting of assets and liabilities on the statement of financial position. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. We are currently evaluating the impact of adopting this amended standard.

Anticipated Changes to IFRS — Leases

        In August 2010, as part of the global convergence project, the IASB and the Financial Accounting Standards Board ("FASB") issued a joint exposure draft proposing that lessees would be required to recognize all leases on the statement of financial position. Such standard, if adopted as proposed, would result in a significant increase in total assets and liabilities on our statement of financial position. The IASB and FASB currently expect to issue a final standard in 2012.

Market and Regulatory Risk

        The Audit Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See Note 24 in our annual audited consolidated financial statements for additional information.

  Interest Rate Risk Management

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects our profit if such debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

        We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. When deemed appropriate, we enter into interest rate swap agreements to manage our interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2011 and 2010, we had no floating-for-fixed interest rate swaps outstanding.

        For the disclosure of market risks, management has prepared a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and equity. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of December 31, 2011 and 2010, were used.

        Changes in market interest rates would affect interest expense on our variable rate, long-term debt which is included in the sensitivity analysis calculation.

        At December 31, 2011 and 2010 if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax profit and equity for each year would have been $2 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

  Foreign Currency Hedging

        Foreign currency risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expenses are denominated in a different currency from our functional currency). We have established a policy that provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances.

        To address the risks associated with having the U.S. dollar as our functional currency we entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Cdn$250 million 7.85% notes that were due and settled in August 2010. The foreign currency forwards locked in repayment of the Cdn$250 million 7.85% notes at U.S.$237 million.

        Translation currency effects occur when we or one of our subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. These translation gains and losses are recorded in feedstock and operating costs on the consolidated income statement, except for employee benefit plan liabilities for which the resulting gains or losses are reported in other comprehensive income.

        Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

        Our subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. We historically have not used currency derivatives to hedge such payments.

  Foreign currency sensitivity

        Our investing, financing and operating activities are exposed to currency risks. The following table demonstrates the sensitivity to a 10% strengthening of the Canadian dollar against the U.S. dollar, with all other variables held constant, of our after-tax profit and OCI. The impact of translating the net assets of foreign operations into our reporting currency is excluded from the sensitivity analysis. Any change in the Euro would not be material.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit	Decrease in other comprehensive income
2011	+10%	$64	$28
2010	+10%	$62	$19

(1)
A 10% weakening of the Canadian dollar against the U.S. dollar would have the opposite effect.

  Commodity Price Risk Management and Hedging

        We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.

        Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our feedstock inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within feedstock and operating costs in the consolidated income statement. At December 31, 2011 and 2010 and as of January 1, 2010, we had no outstanding commodity-based derivatives designated as fair value hedges.

        In addition, we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of IAS 39 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in feedstock and operating costs in the consolidated income statement.

        The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that are not designated or do not qualify for hedge accounting are as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
(millions of U.S. dollars, except as noted)
	Crude oil	Propane	Butane	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume — mm bbls	0.4	0.1	0.3	1.5	0.9	0.9	2.9	2.7	1.9
Weighted-average price per bbl	$107.84	$55.45	$68.02	$94.75	$48.46	$72.67	$88.61	$45.75	$72.25
Fair value	$3	$—	$2	$2	$4	$(4)	$16	$17	$(15)
Term to maturity — months	1-12	10-12	10-12	1-24	1-24	1-24	1-36	1-36	4-36

        The notional volume and fair value of outstanding derivative contracts for natural gas that are not designated or do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	December 31, 2011	December 31, 2010	January 1, 2010
Notional volume — mm gjs	1.2	1.8	—
Weighted-average price per gj	$3.43	$3.75	$—
Fair value	$(1)	$—	$—
Term to maturity — months	1-2	1-3	—

        We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2011 and 2010, our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market change in 2011 as compared to 2010. At December 31, 2011, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and changed our after-tax profit by approximately $1 million, $2 million and $3 million, respectively. At December 31, 2010, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and changed our after-tax profit by approximately $11 million, $4 million and $4 million, respectively. At December 31, 2011 and 2010, each 10% change in the natural gas price would not have materially impacted the value of our derivative contracts. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. There are no other items except as noted, that are excluded or partially excluded from this analysis. At December 31, 2011, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

  Liquidity Risk

        Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of our operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities and funding of our defined benefit pension obligations, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $1,508 million at December 31, 2011, $982 million at December 31, 2010 and $802 million at January 1, 2010. Repayment of amounts due within one year may be funded by cash flows from operations, cash-on-hand, undrawn revolving credit facilities and accounts receivable securitization programs. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations and other potential sources of financing. For further discussion about our liquidity, see Liquidity and Capital Resources.

  Credit Risk Management

        Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the annual audited consolidated financial statements.

        For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2011 and 2010 and at January 1, 2010, we had no credit exposure for foreign currency or interest rate instruments. At December 31, 2011, we had $5 million credit exposure for commodity-based instruments (December 31, 2010 — $7 million; January 1, 2010 — $17 million).

        In order to manage credit and liquidity risk, we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

        Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Trade receivables over 30 days were approximately 1% of total trade receivables at December 31, 2011 and 2010. There is no indication as of December 31, 2011, that the debtors will not meet their obligations. Historically, trade receivable credit losses (bad debt write-offs) have been immaterial and bad debt expense continued to be immaterial in 2011.

  Government Regulation and Environmental Protection

        We are committed to the Responsible Care® initiative as the basis for our overall safety, health, environment, security and risk program. Responsible Care is a global industry initiative that is currently practiced by the chemical industry in over 50 countries worldwide. Responsible Care was created by the Chemistry Industry Association of Canada in 1985 and adopted by the American Chemistry Council in the United States in 1988. As a participant in Responsible Care, we are committed to the responsible management of our products through their life cycle, the safety of our operations, the continuous reduction of the emissions and wastes from our facilities and sustainability.

        Similar to other companies that manufacture and sell plastics and chemicals, we are subject to extensive environmental laws and regulations. These laws and regulations concern the manufacturing, processing and importation of certain substances, discharges or releases to air, land or water and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials.

        Although we believe that our businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of hazardous materials, personal injury and property and environmental damage.

        From time to time, we have entered into consent agreements or have been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from our properties and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. Provision has been made in our financial statements to cover the estimated costs. Nevertheless, we cannot provide any assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances which exceed our reserves or will be material.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from the 2006 levels by 2020 and by 60 to 70% by 2050. In December 2010, Canada signed the Copenhagen Accord committing to reduce national GHG emissions by 17% from 2005 levels by 2020. In December 2011, Canada formally withdrew from the Kyoto Protocol indicating a focus on future international agreements.

        The Canadian federal government, recognizing the recent global economic recession and Canada's approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. In addition, the Canadian federal government has stated that GHG reduction objectives require a systemic approach of regulating emissions sector by sector and, where appropriate, alignment with the United States. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements. In compliance with the Alberta regulations, we filed the annual emission submissions and have satisfied the 12% emission intensity reduction requirements. Recently, the Ontario legislature passed Bill 185, the Environmental Protection Amendment Act (Greenhouse Gas Emissions Trading), providing the foundation for the province's cap and trade program to reduce GHG emissions. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation came into force on January 1, 2010 and provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tons of carbon dioxide equivalent or more per year.

        Although the United States has not ratified the Kyoto Protocol, it is a signatory to the Copenhagen Accord. Additionally, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency ("EPA") and in Congress.

        In September 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule requiring facilities that emit more than 25,000 tons of GHGs per year to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. In May 2010, the EPA released the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule imposing requirements upon new and modified major stationary sources emitting more than 75,000 tons of GHGs per year. The emissions from NOVA Chemicals' U.S.-based facilities are significantly below the threshold and are not subject to this rule.

        Due to the uncertainty of long term regulatory requirements, we cannot provide assurance that we will not incur substantial costs to meet GHG emission reduction requirements or whether they will be material.

Summarized Quarterly Financial Information

	2011				2010
(millions of U.S. dollars)	Oct. 1 to Dec. 31	July 1 to Sept. 30	Apr. 1 to June 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	July 1 to Sept. 30	Apr. 1 to June 30	Jan. 1 to Mar. 31
Revenue	$1,102	$1,448	$1,392	$1,299	$1,170	$1,072	$1,244	$1,090
Operating profit from continuing operations	$144	$254	$348	$261	$132	$118	$207	$140
Profit from continuing operations	$78	$150	$231	$149	$51	$48	$52	$86
Profit	$77	$150	$225	$163	$63	$58	$46	$96

Fourth Quarter 2011 Overview

        Profit from continuing operations in the fourth quarter of 2011 was $78 million compared to $51 million in the fourth quarter of 2010. In the fourth quarter of 2011, margins in Olefins/Polyolefins were higher than in the fourth quarter of 2010, but were offset by lower olefins and co-product sales resulting from the planned maintenance turnaround at our Corunna cracker and lower margins in PE.

	Three Months Ended
(millions of U.S. dollars)	Dec. 31, 2011	Dec. 31, 2010
Revenue	$1,102	$1,170
Operating profit (loss) from continuing operations(1)
Olefins/Polyolefins(2)	$190	$210
Performance Styrenics	1	1
Corporate	(47)	(79)

Operating profit from continuing operations	144	$132
Profit from continuing operations	78	$51
Profit	77	$63

Notes:

(1)
See "Supplemental Measures."

(2)
Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins, and Polyethylene segments. Amounts net of intersegment eliminations within the business unit.

        The Olefins/Polyolefins business unit reported operating profit from continuing operations of $190 million in the fourth quarter of 2011, which was down from $210 million in the fourth quarter of 2010. This difference was due to an increase in margins in the Joffre Olefins segment, offset by a decrease of margins in PE.

        The Joffre Olefins segment reported operating profit from continuing operations of $235 million in the fourth quarter of 2011 compared to operating profit of $97 million in the fourth quarter of 2010. Operating profit was higher quarter-over-quarter due to sales prices that increased more than feedstock costs.

        The Corunna Olefins segment reported operating profit from continuing operations of $5 million in the fourth quarter of 2011, which was a decrease from an operating profit of $16 million in the fourth quarter of 2010. Operating profit was primarily lower quarter-over-quarter due to lower sales volumes resulting from the planned maintenance turnaround of the Corunna cracker.

        The Polyethylene segment reported an operating loss from continuing operations of $77 million in the fourth quarter of 2011, a decrease from operating profit of $122 million in the fourth quarter of 2010. The decrease was primarily due to increased feedstock costs, offset somewhat by higher sales volumes.

        The Performance Styrenics segment reported operating profit from continuing operations of $1 million in the fourth quarter of both 2011 and 2010. In the fourth quarter of 2011, feedstock prices increased more than sales prices resulting in lower margins, which were offset by lower operating costs.

        Corporate operating cost from continuing operations were $47 million in the fourth quarter of 2011 compared to $79 million in the fourth quarter of 2010. The lower quarter-over-quarter costs were primarily due to the lower impairment charges and year-end pension and other liability adjustments.

Disclosure Controls and Procedures

        Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2011, our principal executive officer and principal financial officer have concluded that NOVA Chemicals' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by NOVA Chemicals in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange and Commission rules and forms and is accumulated and communicated to NOVA Chemicals' management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

        There have been no changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, with the transition to IFRS on January 1, 2011, additional internal controls over financial reporting were developed and implemented to ensure completeness over the identification of all IFRS differences.

Additional Information

        Additional information relating to NOVA Chemicals is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") at www.sec.gov/edgar.shtml.

Audit Committee

        As a venture issuer that is not required to prepare an information circular or an annual information form, we are required by section 6.2 of NI 52-110 to make the disclosure regarding our Audit Committee of our Board of Directors required by Form 52-110F2 in our annual MD&A. This disclosure is attached hereto as Annex B.

Corporate Governance

        As a venture issuer that is not required to prepare an information circular or an annual information form, we are required by section 2.2 of NI 58-101 to make certain corporate governance disclosure required by Form 58-101F2 in our annual MD&A. This disclosure is attached hereto as Annex C.

TRADEMARKS

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

ARCEL® and NOVACAT® are registered trademarks of NOVA Chemicals Inc.

SCLAIR® and SURPASS® are registered trademarks of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

Responsible Care® or variations thereof are registered service marks of the Chemistry Industry Association of Canada in Canada and the American Chemistry Council, Inc. in the United States.

Annex A

RISK FACTORS

Risks Related to Our Business

The cyclicality of plastics and chemical businesses may cause significant fluctuation in our income and cash flow.

        Our historical operating results reflect the cyclical and volatile nature of plastics and chemical businesses. Our businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of excess capacity and loose supply that lead to declining capacity utilization, prices and profit margins. The markets for ethylene, co-products and polyethylene, are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Because we derive nearly all of our revenue from sales of these products, our operating results are more sensitive to this cyclical nature than many of our competitors who have more diversified businesses. This cyclicality is exacerbated by volatility in feedstock prices. We cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause us and other industry participants to lower production rates, which can reduce our margins, income and cash flow.

Volatility in costs of energy and raw materials may result in increased operating expenses and reduced results of operations.

        We purchase large amounts of energy and raw materials, including natural gas, for our businesses, representing a substantial portion of our operating expenses. The prices of energy and raw materials have historically been highly volatile and cyclical. Although certain of our customer contracts are tied to changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices. Currently, the price of crude oil is disproportionately higher than the price of natural gas resulting in a higher than historical average ratio between the two, potentially giving natural gas-based producers an advantage over oil-based producers. We cannot predict whether and to what extent energy and/or raw materials prices will rise or fall in the future or whether and to what extent we will be able to pass on cost increases to our customers or to what extent our existing inventory may have a cost basis greater than the current market value due to price decreases. Any significant change in energy and/or raw materials costs could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Interruptions in our supply of raw materials and feedstock could adversely affect our business.

        We purchase large amounts of raw materials, including natural gas, for our businesses. Some of our long-term ethane supply contracts are expiring in the near to mid-term. We cannot provide any assurance that when these contracts expire we will be able to renew them on terms as favorable as our current terms, or at all. In addition, if temporary shortages due to disruptions in supply caused by weather, transportation, production delays, regulatory changes or other factors require us to procure our raw materials from sources other than our current suppliers, we cannot provide any assurance that we will be able to do so on terms as favorable as our current terms, or at all. Currently, the amount of ethane available as feedstock in Alberta is largely dependent on volumes of natural gas available to be processed at the ethane extraction plants ("Straddle Plants") on the mainline of the TransCanada Alberta pipeline system, as well as the ethane content in that natural gas. Weather and economic conditions drive demand for and the price of natural gas and could lead to short-term supply dislocations. In 2012, due primarily to low selling prices for natural gas in North America, we expect the export flows of natural gas from Alberta to be lower than flows experienced in 2011, which were lower than the average flows experienced in the previous five years. This will likely lead to less than historical levels of natural gas flowing through the Straddle Plants and therefore less ethane available as feedstock for our ethylene plants in Western Canada. If we are unable to renew existing ethane supply contracts on terms as favorable as our current terms, or at all, or unable to secure additional feedstock supply, our operating results could be negatively impacted.

Unanticipated problems or delays with projects to source additional feedstock may adversely affect our business.

        We have recently executed agreements to secure additional feedstock. We continue to work with suppliers, relevant governments and pipeline companies to source additional supply for our feedstock needs. Some of the agreements contemplate other parties investing in, designing and constructing pipelines, fractionation facilities, and/or installing or modifying complex equipment. These projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, lack of financing, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could adversely affect our business.

Our NOVA 2020 growth strategy subjects us to risks.

        NOVA 2020, our strategic plan to take advantage of emerging feedstock supply from a diverse portfolio of new feedstock sources to enhance our market position by expanding our ethylene and polyethylene footprint, includes, in addition to converting our Corunna cracker to utilize up to 100% natural gas liquids ("NGLs"), plans for a potential further expansion of our Corunna cracker, the construction of two new world-scale polyethylene facilities to be built in Alberta and Ontario, and a further debottleneck of our low-density polyethylene asset in Ontario. Feasibility and engineering studies should be completed by the middle of 2012 and start-up of the debottleneck project and polymer expansions are targeted to be completed between late 2014 and 2017. The conversion of the Corunna cracker is expected to cost approximately $250 million and be completed prior to the other projects in early 2014. The remaining projects in the NOVA 2020 plan are forecasted to cost more than $1.5 billion over the next seven years.

        The development and construction of these projects involves numerous regulatory, environmental, governmental and legal uncertainties beyond our control and will require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms, or at all. Any limitations on our access to capital or increase in the cost of that capital could significantly impair our NOVA 2020 growth strategy. When we undertake these projects, they may not be completed on schedule, at the budgeted cost or at all. These projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could harm our business. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build new polyethylene facilities, the construction will occur over an extended period of time, and we will not receive material increases in revenues until the facilities are placed in service. Moreover, we may construct facilities to capture anticipated future growth in production and/or demand in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our business, financial condition, results of operations and cash flows. Certain of our growth projects must receive regulatory approval prior to construction. The regulatory approval process is challenging, and we cannot guarantee such authorization will be granted or, if granted, that such authorization will be free of burdensome or expensive conditions.

Our NOVA 2020 growth projects that we complete may not perform as anticipated.

        Even if we complete our NOVA 2020 growth projects, such projects may not perform as anticipated and could adversely affect our business due to, among other things, the following:

  •
  mistaken assumptions about revenues, costs (including operating and administrative, capital, and debt costs), customer demand, growth potential and other factors;

  •
  the failure to receive cash flows from a growth project due to delays in the commencement of operations for any reason;

  •
  unforeseen operational issues or the realization of liabilities that were not known to us at the time the growth project was completed;

  •
  the inability to attract new customers or increase sales to existing customers;

  •
  the failure to successfully integrate growth projects into our existing business; or

  •
  the impact of regulatory, environmental, governmental and legal uncertainties that are beyond our control.

We sell our products in highly competitive markets and face significant price pressure.

        We sell our products in highly competitive markets. Due to the commodity nature of a majority of our products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we may not be able to protect our market position by product differentiation or pass on cost increases to our customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on our operating results.

        Among our competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, most of our competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develop proprietary technology that enables them to produce products that compete with our products at a significantly lower cost, segments of our technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce our ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the chemical industry and may continue to expand in the future. Any of these developments could affect our ability to enjoy higher profit margins during periods of increased demand. In North America, the emergence of cost-effective raw materials based on shale gas and oil development has resulted in announced production capacity increases which could affect the supply/demand balance in North America.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect our income and cash flow.

        External factors can cause significant fluctuations in demand for our products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances, and governmental regulation.

        Demand for our products is influenced by general economic conditions. A number of our products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not continue to improve, demand for our products and our income and cash flow could be adversely affected.

        We may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability and/or lack of demand for that particular product. When we decide to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of the outages and the restart of these facilities.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

        Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Our business, financial condition and result of operations were negatively affected in prior periods as a result of the recent downturn. While credit markets have improved, global economic growth declined in 2011. A further slowing of growth or global recession could result in a variety of risks to our business, including deferrals or reductions of customer orders, potential deterioration of customers' ability to pay us or our suppliers' ability to meet their obligations, losses or impairment charges, reduced revenue, reduced demand for our products, deterioration in our cash balances and liquidity, and increased volatility in energy and raw material prices. Any of the foregoing could adversely affect our business.

Operating problems in our business may adversely affect our income and cash flow.

        The occurrence of significant operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on our operations as a whole. Our income and cash flow are dependent on the continued operation of our various production facilities. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline, storage tank and other leaks and ruptures; integrity issues associated with storage caverns; fires; mechanical failure; critical equipment breakdown; labor difficulties; remediation complications; discharges or releases of pollutants, contaminants or toxic or hazardous substances or gases and other environmental risks; explosions; chemical spills; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.

        Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. We carry insurance against potential operating hazards which is consistent with industry norms. If we were to incur a significant liability that was not covered by insurance, it could significantly affect our productivity, profitability and financial position.

We are subject to intellectual property and other litigation from time to time in the ordinary course of business.

        We are currently involved in patent litigation.

        In 2005, The Dow Chemical Company ("Dow Chemical") filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

        Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical's standing in the case, the short unexpired term of the patents and the possibility that we would prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical's motion for a permanent injunction. Accordingly, the court's order allowed us to continue to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States pending expiration of the patents in October 2011.

        We appealed the verdict to the Court of Appeals for the Federal Circuit ("CAFC") on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as restricted cash on the consolidated statements of financial position. Oral arguments for the appeal were heard on October 4, 2011. In January 2012, a panel of three CAFC judges affirmed the District Court ruling in a 2-1 non-precedential disposition. In February 2012, we petitioned the

CAFC for an en banc (all members of the CAFC) review of the panel decision and have not yet received a response.

        In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. We filed our statement of defense and counterclaim in March 2011. In April 2011, the Court ordered the trial to commence in January 2013.

        Although we believe that we do not infringe Dow Chemical's patents and have meritorious defenses and intend to vigorously defend these patent suits, we can give no assurance that we will be able to achieve a satisfactory outcome.

        We are involved in other litigation from time-to-time in the ordinary course of business. Among these items is a claim filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site ("E3"). The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million.

        Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could be time consuming, result in substantial costs, require significant amounts of management time, and result in the diversion of significant operational resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are exposed to costs arising from environmental compliance, cleanup and adverse litigation, which may have a substantial adverse effect on our business, financial condition, operating results and cash flow.

        We are subject to extensive foreign, federal, provincial, state and local environmental laws and regulations concerning the manufacturing, processing and importation of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and cleanup of regulated substances. Our operations involve the risk of accidental discharges or releases of hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. We cannot provide assurance that we will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        From time to time, we have entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and under certain circumstances, joint and several liabilities for the costs of environmental contamination on or from our properties, and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. We have a provision in our consolidated financial statements to cover the estimated costs of remediation of discontinued sites and future environmental liabilities. Nevertheless, we cannot provide assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances, which exceed our reserves or will be material.

We could incur significant costs to comply with greenhouse gas emission reduction requirements, which in turn could reduce our operating results and cash flow.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from the 2006 levels by 2020 and by 60 to 70% by 2050. In December 2010, Canada signed the Copenhagen Accord committing to reduce national GHG emissions by 17% from 2005 levels by 2020. In December 2011, Canada formally withdrew from the Kyoto Protocol indicating a focus on future international agreements.

        The Canadian federal government, recognizing the recent global economic recession and Canada's approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. In addition, the Canadian federal government has stated that GHG reduction objectives require a systemic approach of regulating emissions sector by sector and, where appropriate, alignment with the United States. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements. In compliance with the Alberta regulations, we filed annual emission submissions and have satisfied the 12% emission intensity reduction requirements. Recently, the Ontario legislature passed Bill 185, the Environmental Protection Amendment Act (Greenhouse Gas Emissions Trading), providing the foundation for the province's cap and trade program to reduce GHG emissions. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation came into force on January 1, 2010 and provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tons of carbon dioxide equivalent or more per year.

        Although the United States has not ratified the Kyoto Protocol, it is a signatory to the Copenhagen Accord. Additionally, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency ("EPA") and in Congress.

        In September 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule requiring facilities that emit more than 25,000 tons of GHGs per year to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. In May 2010, the EPA released the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule imposing requirements upon new and modified major stationary sources emitting more than 75,000 tons of GHGs per year. The emissions from NOVA Chemicals' U.S.-based facilities are significantly below the threshold and are not subject to this rule.

        Due to the uncertainty of long term regulatory requirements, we cannot provide assurance that we will not incur substantial costs to meet GHG emission reduction requirements or whether they will be material.

We are dependent upon certain key members of management.

        Our success depends to a significant degree on the abilities and efforts of our senior management. Moreover, our success depends on our ability to attract, retain and motivate qualified management, technical and sales personnel. These people are in high demand and often have competing employment opportunities. The labor market for skilled employees in the plastics and chemical industry is competitive, and we may lose key employees or be forced to increase compensation to retain these people. Employee turnover could significantly increase our employee costs. The loss of key personnel, or the failure to attract qualified personnel, could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to losses that are not covered by insurance.

        We carry comprehensive liability and property (including fire and extended perils) insurance on all of our facilities, with deductibles and other policy specifications and insured limits customarily carried in the petrochemical industry for similar properties. In addition, some types of losses, such as losses resulting from war are not insured. We determine coverage limits based on what we believe to be a reasonable maximum foreseeable loss scenario for our operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, we will not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while we could remain obligated for any indebtedness or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.

We have made and may continue to make investments in entities that we do not control.

        We have established joint ventures and made minority interest investments designed to, among other things, increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution. Our principal jointly controlled asset is the E3 facility. There is a significant risk that, as a result of differing views and priorities, there will be occasions when the joint venture parties do not agree on various matters and any such disagreements may result in delayed decisions, disputes or litigation (such as the litigation concerning the E3 facility discussed earlier in these risk factors), which could adversely affect our business.

Labor disputes could have an adverse effect on our business.

        As of December 31, 2011, we had approximately 2,450 employees globally. Approximately 300, or 12%, of our North American employees are represented by unions under two separate collective bargaining agreements that expire on March 15, 2012 and March 31, 2013. We expect to renew the contract that is due to expire on March 15, 2012. However, if we are unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, we could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

Our business is dependent on its intellectual property. If our patents are declared invalid or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

        Proprietary protection of our processes, apparatuses and other technology is important to our business. Consequently, we rely on judicial enforcement for protection of our patents. While a presumption of validity exists with respect to patents issued to us in the United States and Canada, there can be no assurance that any of our patents will not be challenged, invalidated or circumvented. Furthermore, if any pending patent application filed by us does not result in an issued patent, then the use of any such intellectual property by our competitors could have an adverse effect on our businesses, financial condition, results of operations or cash flow. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to produce or sell our products lawfully in a competitive manner, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

        There are numerous recent changes to the U.S. patent laws and proposed changes to the rules of the U.S. Patent and Trademark Office ("USPTO"), which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, on September 16, 2011, President Obama signed the America Invents Act which codifies several significant changes to the U.S. patent laws, including, among other things, changing from a "first to invent" to a "first inventor to file" system, limiting where a patentee may file a patent suit, requiring the apportionment of patent damages, replacing interference proceedings with derivation actions, and creating a post-grant opposition process to challenge patents after they have issued. The effects of these changes are currently unclear as the USPTO must still implement various regulations, the courts have yet to address any of these provisions and the applicability of the act and new regulations on our patents have not been determined and would need to be reviewed.

        We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached and, consequently, may not provide meaningful protection for our trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others could obtain knowledge of such trade secrets through independent development or other access by legal means. Although we do not regard any single patent or trademark as being material to our operations as a whole, the failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could have an adverse effect on our business, financial condition, results of operations or cash flow.

        Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties alleging that we infringe third-party intellectual property rights (such as the litigation concerning Dow Chemical's patents discussed earlier in these risk factors).

Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling products and require us to redesign, relabel or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Failure to adequately protect critical data and technology systems could materially affect our operations.

        Information technology system failures, network disruptions and breaches of our data security or information technology systems, including our distributed controls systems, could disrupt our operations by causing delays or cancellation of customer orders or impeding the manufacture or shipment of products, processing transactions and reporting financial results. Such failures, disruptions or breaches could result in the unintentional disclosure of customer or our information, or damage to our reputation. While management has taken steps to address these concerns by implementing network security and internal control measures, there can be no assurance that a system failure or data security or information technology system breach will not have a material adverse effect on our financial condition and results of operations.

Our future required level of pension contributions could be unfavorably impacted by market volatility.

        We currently maintain four defined benefit plans in North America covering various categories of employees and retirees. Funding obligations are determined using actuarial valuations that are based on certain assumptions about the long-term operation of the plans, including future salary increases, mortality rates, future pension increases, termination and retirement rates and the performance of the financial markets and interest rates. If future events differ from the assumptions, the amount we are obligated to contribute to the plans may increase or decrease. If assets underperform our assumptions or if interest rates are lower than assumed, we may have to make larger contributions to the plans than we would otherwise have to make.

        In 2008 and early 2009, we experienced significant declines in the value of our pension plan assets due to the adverse conditions in the equity markets globally. In response to the financial pressures and adverse market conditions placed on plan sponsors, U.S. federal and the Canadian provincial legislators enacted temporary funding relief measures. In 2010, our Canadian plans were funded based on these temporary measures. In 2011, some of these measures expired resulting in our funding obligations increasing significantly over 2010. Valuations for funding purposes are required for all defined benefit plans as of December 31, 2011 and these will determine the funding requirements for 2012. It is anticipated the valuations will show further deterioration in the funding status of the plans due to a combination of weak asset growth and significant increases in liabilities as a result of further decreases in interest rates. In 2012, we expect another significant increase in employer contributions as the remaining funding relief measures have expired and larger special payments are required to address the increased shortfall between pension assets and liabilities. In addition, if economic conditions deteriorate further, we will be required to make larger contributions in future years than we would otherwise have to make. Reported results could be materially and adversely affected, and our cash flow available for other uses could be significantly reduced.

Our business may be adversely affected by fluctuations in currency exchange rates and other risks associated with international operations.

        Although we report our financial results in U.S. dollars, we conduct a significant portion of our business outside the United States, and we are subject to risks normally associated with international operations.

        Our financial results are impacted by transaction currency effects resulting from changes in currency exchange rates. Transaction currency effects occur when one of our subsidiaries incurs costs or earns revenue in a currency different from its functional currency. This can impact our financial results in two ways:

  •
  Re-measurement: monetary assets and liabilities which are denominated in a foreign currency are revalued to the period end foreign exchange rates with the resulting gains or losses being reported on the feedstock and operating costs line of our income statements, except for employee benefit plan liabilities for which the resulting gains or losses are reported in other comprehensive income.

  •
  Fixed cost exposure: a significant portion of our operating, selling and general and administrative costs are incurred in Canada and are paid in Canadian dollars. As the Canadian dollar fluctuates relative to the U.S. dollar, these costs will be higher or lower in U.S. dollar terms. This impact is recorded in each individual line of our income statements.

        Fluctuations in exchange rates may also affect the relative competitive position of a particular manufacturing facility, as well as our ability to market our products successfully in other markets.

        Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

Risks Relating to Our Indebtedness

We have a significant amount of debt, which could adversely affect our financial condition.

        We have a significant amount of indebtedness. As of December 31, 2011, we had (a) total indebtedness of approximately $1,741 million and (b) additional amounts of $565 million available for borrowing under our credit facilities (less $17 million utilized as of December 31, 2011), subject to customary conditions. In addition, subject to the restrictions in our credit facilities and our indentures, we may incur significant additional indebtedness from time to time, including debt to finance our NOVA 2020 growth projects.

        The level of our indebtedness could have important consequences, including:

  •
  limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

  •
  limiting our ability to obtain additional debt financing on satisfactory terms in the future for working capital, capital expenditures, research and development efforts, acquisitions and other general corporate obligations;

  •
  limiting our ability to obtain feedstock, materials or services on advantageous terms in the future due to debt levels or changes in credit ratings;

  •
  limiting our flexibility in planning for, or reacting to, competitive and other changes in our industry and economic conditions;

  •
  exposing us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

  •
  increasing our vulnerability to general economic downturns and adverse competitive and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged.

        If new debt is added to current debt levels, the related risks described above would intensify. If financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We will require a significant amount of cash to service our indebtedness and our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We have a significant amount of indebtedness, of which as of December 31, 2011, $760 million is scheduled to mature between 2013 and 2016. We cannot provide any assurance that:

  •
  our business will generate sufficient cash flow from operations;

  •
  future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

  •
  we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

        Factors beyond our control will affect our ability to make these payments and refinancings. These factors could include those discussed elsewhere in the MD&A, including under this "Risk Factors" section and under "Disclosure Regarding Forward-Looking Information."

        If we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot provide any assurance that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

Our debt agreements restrict our ability to take certain actions.

        The agreements governing our indebtedness impose significant operating and financial restrictions on us and our subsidiaries. These restrictions may restrict our ability to pursue our business strategies, such as acquisitions or joint ventures, or engage in other favorable business activities.

  Our indentures

        Our indentures governing our public debt contain various covenants that limit our ability to engage in certain transactions, including the ability to create liens or engage in sale and leaseback transactions and could reduce the available capacity under our revolving credit facilities.

  Our credit facilities

        We currently have three revolving credit facilities aggregating $565 million of borrowing capacity. As of December 31, 2011, $17 million of the available $565 million borrowing capacity was utilized. While each of the credit facilities contains typical affirmative and negative covenants, which are substantially the same, our senior secured revolving credit facility, as well as our accounts receivable securitization programs, contain financial covenants, which require quarterly compliance. Our ability to meet the financial covenants may be impacted by events beyond our control, and we may not be able to satisfy these covenants in the future.

        Our credit facilities also contain restrictive covenants that limit our ability, and the ability of our restricted subsidiaries to, among other things: incur additional liens; sell certain assets; make distributions on or repurchase equity; incur additional debt; enter into hedging agreements; enter into operating leases; engage in reorganizations or mergers; and change the character of our business.

        A breach of any of these provisions could permit the lenders to declare all amounts outstanding under the credit facilities to be immediately due and payable and to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior secured revolving credit facility could proceed against the collateral granted to them to secure that debt.

A downgrade in the ratings of our debt securities could result in increased interest and other financial expenses related to future borrowings and could restrict our access to additional capital or trade credit.

        Standard & Poor's Corporation, Moody's Investor Service, Inc., Dominion Bond Rating Service Limited ("DBRS") and Fitch Ratings Ltd. maintain credit ratings for our debt securities. Except for the DBRS rating, each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all. In addition, any downgrade could restrict our access to, and negatively impact the terms of, trade credit extended by our suppliers of raw materials.

We are controlled by IPIC, whose interests may not be aligned with the interests of our debt holders.

        A holding company controlled by IPIC currently owns all of our equity and, therefore, IPIC has the power to control our affairs and policies. It also controls the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors have authority, subject to the terms of our debt, to issue additional stock, declare dividends and make other decisions.

        The interests of IPIC and its affiliates could conflict with the interests of the holders of our debt. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of IPIC, as equity holders, might conflict with the interests of our debt holders. IPIC and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions (including integrating us with another IPIC-controlled petrochemical company) that, in its judgment, could enhance its equity investments, even though such transactions might involve risks. Additionally, IPIC and its affiliates are in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.

Annex B

Audit Committee

Chairman: Stephen Soules
Other Members: Mohamed Al Mehairi and Georg Thoma

        The Audit Committee of the Board reviews and enquires into matters affecting our financial reporting, our system of internal accounting and financial controls and procedures and our financial audit procedures and plans; oversees the policies and practices relating to corporate compliance and risk management strategies; reviews and approves the external auditor's proposed audit scope and approach and the performance of the external auditor; reviews with management the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with our retirement plans; and reviews with management and reports to the Board of Directors on our financing plans and objectives.

        The Audit Committee approves all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services that are to be provided by the external auditors. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

        All members of the Audit Committee are financially literate, and Mr. Soules is "independent" as defined by NI 52-110. With respect to requirements set forth in Parts 3 and 5 of NI 52-110, we are relying on the exemption in Section 6.1 of NI 52-110.

External Auditor Service Fees (By Category)

        The following fees were billed to us by Ernst & Young LLP and approved by the Audit Committee during the prior two years:

(U.S. dollars)	2011	2010
Audit Fees	$2,376,713	$2,443,201
Audit-Related Fees	285,605	90,409
Tax Fees	15,319	41,982

Total Fees	$2,677,637	$2,575,592

        Audit fees include fees for the audit of our annual audited consolidated financial statements, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters. Fee amounts for 2011 are based on invoices relating to the 2011 year-end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of our annual audited consolidated financial statements. These services include an audit and documentation of conclusions for the adoption of IFRS and an audit of the IFRS opening balance sheet, non-statutory audits of subsidiaries and affiliates, consultation on our disposal of a joint venture and consultation on other accounting and disclosure matters.

        Tax fees include fees for advice on tax compliance and planning, customs filings for us and our subsidiaries, and advice on tax-related matters.

        Our Audit Committee approves all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2011, the Audit Committee has concluded that it does not.

        A copy of the charter of the Audit Committee is attached to this Annex B as Schedule 1.

Schedule 1

Audit Committee Charter

Purpose

        The Audit Committee is established to fulfill any obligations respecting audit committees under applicable laws and to assist the Board of Directors (the "Board") of NOVA Chemicals Corporation (the "Company") in fulfilling its oversight responsibilities with respect to financial reporting, including responsibility for (1) the integrity of the Company's financial statements, (2) the Company's compliance with ethics policies and legal and regulatory requirements, (3) the external auditor's qualifications and independence, (4) the performance of the Company's internal and external auditors, (5) the financial reporting process, (6) the Company's internal control systems and financial disclosure controls, (7) risk management, and (8) retirement plans. The Audit Committee will also prepare or cause to be prepared any reports as may be required by law or regulation.

Authority

        The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to and shall, as required:

  •
  Oversee the work of the external auditor engaged by the Company to conduct the annual audit. If required by applicable law, the external auditor shall report directly to the Audit Committee.

  •
  Resolve any disagreements between management and the external auditor regarding financial reporting.

  •
  Pre-approve the scope and related fees for all auditing and permitted non-audit services performed by the external auditor for the Company or its subsidiaries according to applicable professional standards of accounting and auditing. Non-permitted non-audit services include:

  •
  Bookkeeping or other services related to accounting;

  •
  Financial information systems design and implementation;

  •
  Appraisal or valuation services, fairness opinions, or contribution in-kind reports;

  •
  Actuarial services;

  •
  Internal audit outsourcing services;

  •
  Management or human resources functions;

  •
  Broker or dealer, investment adviser or investment banking services;

  •
  Legal services and expert services unrelated to the audit; and

  •
  Any other service that the Audit Committee determines.

  •
  Retain (and set and pay the compensation for) independent counsel, accountants or others to advise the Audit Committee or assist in investigations.

  •
  Communicate directly with the internal and external auditors and meet with the Company officers or outside counsel, as necessary and as determined by the Board.

Composition

        The Audit Committee will consist of at least three members, all of whom are directors who are appointed by the Board. The Board will nominate the Chairman of the Audit Committee and may nominate a Vice Chairman. All Audit Committee members shall be financially literate. At least one member of the Audit Committee shall be a "financial expert" as defined by applicable legislation and regulation with extensive accounting and/or related financial management expertise, such that he/she understands generally accepted accounting principles (GAAP) and main principles of International Financial Reporting Standards (IFRS), and has the ability to assess the application of these principles in connection with accounting estimates, accruals and reserves. Each member shall be "independent" if required under applicable laws, subject to any exemptions which may be available thereunder.

        The Board or, if it fails to do so, the members of the Audit Committee, shall appoint one of their members as a Chairman. The Chairman shall: (i) review and approve the agenda for each meeting of the Audit Committee and, as appropriate, consult with members of management; (ii) preside over meetings of the Audit Committee; (iii) report to the Board on the activities of the Audit Committee relative to its recommendations, resolutions, actions, and concerns, and (iv) meet as necessary with the internal and external auditors. The Audit Committee shall also appoint a Secretary who need not be a director. The Secretary shall prepare minutes of the meetings of the Audit Committee.

Meetings

        The Audit Committee will meet at least quarterly with authority to convene additional meetings as circumstances require. Notice of the time and place of every meeting must be given in writing (which may be by facsimile or e-mail) to each member of the Audit Committee at least 24 hours prior to the Audit Committee meeting. A member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. A meeting of the Audit Committee may be called by the Secretary of the Audit Committee on the direction of any member of the Audit Committee or the CEO of the Company. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Vice Chairman of the Audit Committee shall chair the meeting. If the Chairman and the Vice Chairman are not present or if there is no person appointed as Vice Chairman of the Audit Committee, the chairman of the meeting shall be chosen by the Audit Committee from the Audit Committee members present.

        All Audit Committee members are expected to attend each meeting, in person or via teleconference or videoconference. A quorum for meetings is two members, present in person, or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other. The Company's CEO and/or CFO, and a senior executive responsible for the internal audit function will attend all meetings. The external auditor will attend at least one meeting a year and will attend other meetings at the Audit Committee's direction. The Audit Committee will invite members of management or others to attend meetings and provide information as necessary. Meeting agendas will be prepared and provided in advance to members along with appropriate briefing materials.

Responsibilities

        The Audit Committee will carry out the following responsibilities:

Financial Statements and Disclosure

  •
  Review and discuss with management and the external auditor and recommend for approval by the Board, the Company's annual report (including the audited annual financial statements and management's discussion & analysis), any reports on adequacy of disclosure and internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities.

  •
  Review and discuss with management and the external auditor (if the Audit Committee determines that the external auditor will be reviewing such interim report) and approve the Company's interim reports and press releases that include the quarterly financial statements and management's discussion & analysis, on quarterly and year-end financial results, prior to public release.

  •
  Review and discuss with management and approve the Company's news releases containing financial information, financial outlooks or future oriented financial information, prior to public release.

  •
  Review and discuss with management and the external auditor and approve all accounting policies and reporting issues that would have a significant effect on the Company's financial statements, and any changes to such policies. These policies and issues may include:

  •
  Complex or unusual transactions and highly judgmental areas;

  •
  Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and

  •
  The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

  •
  Review analyses prepared by the management and external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP/IFRS methods on financial statements and the accounting assumptions used for liabilities for retirement plans and post-retirement liabilities.

  •
  Review with the external auditor the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditor's activities or on access to requested information, and any significant disagreements with the management.

  •
  Review any disclosures made by the CEO and/or CFO that may be required by law or regulation involving significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company's internal controls.

  •
  Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses.

  •
  Discuss with management any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements.

Internal and Disclosure Controls and Risk Management

  •
  Consider and review with management the adequacy and effectiveness of the Company's internal control system, including information technology security and control, and risk management process.

  •
  Provide oversight of the Company's approach to enterprise risk management, including understanding the material risks of the business and the related mitigation strategies, as well as taking reasonable steps to ensure that management has an effective risk management process in place to identify, understand and appropriately manage the risk of the business.

  •
  In addition, review and approve changes considered advisable, after consultation with officers of the Company, to the Company's policies relating to:

  •
  the derivative and hedging programs used to manage competitive and operational considerations;

  •
  the loss prevention policies (including insurance coverage); and

  •
  the risk retention philosophy and the resulting uninsured exposure of the Company.

  •
  Understand the scope of internal and external auditors' review of internal control and obtain reports on significant findings and recommendations, together with managements' responses.

  •
  As required by applicable legislation and regulation, review the results of management's evaluation of the adequacy and effectiveness of disclosure controls and internal controls over financial reporting within the Company in connection with the certifications signed by the CEO and CFO and filed with securities regulators. Management's evaluation will include a review of:

  •
  policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect financial statement misstatements due to fraud and error; and

    •
    internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

Internal Audit

  •
  Review with management and the senior executive responsible for the internal audit function the charter, plans, activities, staffing and organizational structure of the internal audit function.

  •
  Approve whether the internal audit activity should be outsourced and if outsourced approve the supplier.

  •
  Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the senior internal audit executive if internal audit activity is not outsourced.

  •
  Review and discuss with management the effectiveness of the internal audit function, including audit coverage of risk and control issues deemed to be of high importance.

  •
  On a regular basis review results of performed audits.

  •
  Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

External Auditor and Annual Audit

  •
  Review and approve the external auditor's proposed audit scope and approach, including coordination of audit efforts with internal audit and others.

  •
  Review the performance of the external auditor, and approve the appointment or discharge of the external auditor and the compensation of the external auditor. In performing this review, the Audit Committee will:

  •
  At least annually obtain and review a report by the external auditor describing: the audit firm's internal quality assurance procedures; any material issues raised by the most recent internal quality assurance review; and to assess the external auditor's independence in all relationships between the external auditor and the Company;

  •
  Take into account the opinions of management and internal audit;

  •
  Review and evaluate the lead partner of the external auditor; and

  •
  Present its conclusions with respect to the external auditor to the Board.

  •
  Review and approve the rotation of the lead audit partner and the audit firm as required by law or regulation.

  •
  Establish and monitor policies for the hiring by the Company of partners, employees or former partners and employees of the present and former external auditor.

  •
  On a regular basis meet with the external auditor to discuss matters that the Audit Committee or the external auditor believe should be discussed. The Audit Committee should also meet separately with management to discuss any issues raised by the auditors.

Retirement Plans

  •
  Approve the Company's Statement of Investment Principles and Beliefs, and Statements of Investment Procedures, at least annually, and any other policies relating to the funding of the retirement plans or investment of the trust funds.

  •
  Approve funding decisions for the defined benefit retirement programs in accordance with actuarial reports and legal requirements in the applicable jurisdiction.

  •
  Approve the appointment of auditors and approve jointly with the Remuneration Committee the appointment of actuaries and trustees for the retirement plans.

  •
  Approve the charter for the pension committee, appointment of pension committee members and the delegation of responsibilities to pension committee members (jointly with the Remuneration Committee).

  •
  Review and report to the Board on the annual pension committee report on the funding of the Company's retirement plans and the investment performance of the trust funds.

Compliance

  •
  Obtain reports from management (who is responsible for maintaining internal controls and policies, which comply with relevant legal and regulatory requirements) on any material compliance issues and their assessment of the ethical culture.

  •
  Ensure that the Company has adopted a code of ethics for senior financial officers.

  •
  Review, monitor and assess, on a regular basis, the adequacy of the Company's Communication and Disclosure Policy that establishes guidelines and standards for communications with the public.

  •
  Ensure that a process and procedure has been established by the Company for receipt, retention, and treatment of complaints regarding non-compliance with the Company's Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

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  Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's compliance policies.

Reporting Responsibilities

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  Regularly report to the Board about Audit Committee activities and issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's external auditor, including approval of non-audit services, and the performance of the internal audit function.

  •
  Provide an open avenue of communication between internal audit, the external auditor and the Board.

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  Review any other reports or plans of the Company that relate to the Audit Committee responsibilities.

Other Responsibilities

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  Perform other activities related to this charter as requested by the Board.

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  Institute and oversee special investigations as needed.

  •
  Review and assess the adequacy of the Audit Committee charter annually, requesting approval from the Board for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

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  Confirm annually that all responsibilities outlined in this Charter have been carried out.

December 15, 2011

Annex C

Board of Directors

        Our Board of Directors, or "Board", facilitates its exercise of independent judgment in its supervision of NOVA Chemicals' management by having a Board comprised primarily of independent directors which allows the Board to act in the best interest of NOVA Chemicals without being unduly influenced by our management.

        All of the Board members (other than Mr. Woelfel) are independent of management and the other prescriptive relationships identified in NI 58-101 as they relate directly to NOVA Chemicals. Randy Woelfel is not considered to be independent by virtue of his position as the Chief Executive Officer ("CEO") of NOVA Chemicals.

        Other than His Excellency Khadem Al Qubaisi, the Chairman of our Board and also the Deputy Chairman of the Supervisory Board of OMV Aktiengesellschaft, none of the Board members are directors of other public companies.

Compensation

        The Remuneration Committee of our Board of Directors is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals, including in respect of the CEO. The Remuneration Committee Chairman has direct access to independent external compensation consultants on executive compensation and human resources matters. These consultants provide objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions. The Remuneration Committee determines the value and mix of compensation for the CEO with input from independent external compensation consultants and makes a recommendation to the Board for approval.

        Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Non-employee director compensation is currently comprised of: (i) an annual retainer; (ii) annual committee membership retainer; and (iii) annual committee chair retainer. Our sole shareholder determines the compensation for members of our Board.

Director Orientation and Continuing Education

        On joining the Board, each new director receives comprehensive orientation materials covering key operating practices and current issues, and an overview of committee charters and issues and organization-wide policies and practices. At regularly scheduled Board and committee meetings, directors are given updates on emerging business and governance initiatives. Presentations and tours at the sites of our principal operations are provided to directors on a periodic basis,in conjunction with Board meetings, for the purpose of acquainting directors with our operations and the communities in which they are located.

Ethical Business Conduct

        All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals' Business Conduct Policy, a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, conflicts of interest and compliance with law. In addition, NOVA Chemicals has adopted a Code of Ethics for its CEO and senior financial officers, which establishes additional expectations, obligations and responsibilities for such officers and is reviewed and certified by such officers on a quarterly basis. The Business conduct policy and the Code of Ethics can be accessed at www.novachemicals.com. There were no material departures from the Business Conduct Policy and the Code of Ethics in 2011.

        From time to time, matters may come before the Board where a director may have a conflict of interest. If and when such matters arise, that director will declare himself as having a conflict of interest and will not participate in the discussions and any vote on that matter. Through the annual Questionnaires for Directors and Officers, directors are asked to identify other business relationships and other companies or entities with which

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they have relationships. These responses assist the Board and management in identifying conflict of interest situations in advance.

        A hotline, known as the "Ethics Line" was implemented in October 2002, to allow employees to report actual or suspected violations of the law or NOVA Chemicals' Business Conduct Policy and to ask compliance or ethics-related questions on an anonymous basis. In 2005, NOVA Chemicals also implemented a mandatory questionnaire, which employees are required to complete electronically on a regular basis. Employees must report on the questionnaire any violations of the law or the Business Conduct Policy of which they are aware, but have not yet reported through the Ethics Line or by other means. Material reports of non-compliance or unethical conduct that are received on the Ethics Line, the questionnaire or by any other means, are reported regularly to the Audit Committee, and a summary of all of the issues that have been reported is also provided to the Audit Committee on an annual basis.

Assessments

        IPIC's subsidiary, NOVA Chemicals Holding GmbH, holds all of our issued and outstanding common shares, which are our only class of shares issued and outstanding. The performance of the Board of the Directors is assessed by our sole shareholder, from time to time, and changes to Board composition are made, in a time and manner as the shareholder may determine.

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QuickLinks

  Exhibit 99.2